Ref.: File no. 82-4025

RECEIVED

2009 MAY 29 A 5:35

09046505

GLOBEX

SUPPL

INTERIM REPORT

THREE MONTHS ENDED MARCH 31, 2009
(UNAUDITED)

86, 14th Street, Rouyn-Noranda, Quebec J9X 2J1 CANADA
Telephone: (819) 797.5242 Fax.: (819) 797-1470
info@globexmining.com www.globexmining.com

STATEMENT CONCERNING THE INTERIM FINANCIAL STATEMENTS

Management has compiled the unaudited interim financial statements as of March 31, 2009 and 2008. The statements have not been audited or reviewed by the Company's auditors or any other firm of chartered accountants.

GLOBEX MINING ENTERPRISES INC.

Interim Consolidated Balance Sheets

Period ending March 31, 2009 and year ending December 31, 2008

	2009 (Unaudited)	2008 (Audited)
Assets		
Current assets		
Cash and cash equivalents *(note 6)*	$ 755,054	$ 1,140,052
Cash restricted for flow-through expenditures (*note 6*)	342,719	561,039
Marketable securities	2,872,460	3,374,634
Accounts receivable	85,214	365,035
Quebec refundable tax credit and mining duties refunds	183,073	50,289
Prepaid expenses	59,121	42,105
	4,297,641	5,533,154
Reclamation bonds (*note 7*)	146,745	141,474
Properties and equipment *(note 8)*	536,945	547,529
Mineral properties	2,849,554	2,842,204
Deferred exploration expenses *(note 9)*	7,596,376	7,136,945
	15,427,261	16,201,306
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	134,193	748,988
Income tax payable	307,038	307,038
	441,231	1,056,026
Future income and mining taxes	3,057,459	2,997,668
Shareholders' equity		
Share capital		
Authorized: Unlimited common shares with no par value		
Issued and fully paid: 18,338,074 common shares		
(2008 - 18,338,074 common shares) (*note 10*)	45,026,832	45,026,832
Contributed surplus	2,809,447	2,799,452
Deficit	(35,437,858)	(35,149,968)
Accumulated other comprehensive income (loss) (*note 11*)	(469,850)	(528,704)
	(35,907,708)	(35,678,672)
	11,928,571	12,147,612
	15,427,261	16,201,306

Approved by the Board

(Signed)
Jack Stoch, Director

(Signed)
Dianne Stoch, Director

GLOBEX MINING ENTERPRISES INC.

Interim Consolidated Statements of Operations and Comprehensive Income

Periods ended March 31, 2009 and 2008

(Unaudited)	Three months 2009	2008
Revenues		
Option income	$ -	$ 3,015,925
Metal royalty income	-	331,026
Gain on sale of marketable securities	12,557	4,239
Other-than-temporary impairment on marketable security	(118,374)	-
Interest income	21,768	43,765
Other	704	1,181
	(83,345)	3,396,136
Expenses		
Amortization	14,134	12,478
Loss (gain) on foreign exchange translation	474	(21,981)
Administration costs	151,121	119,408
Professional fees and outside services	128,471	131,039
Stock-based compensation *(note 10)*	3,855	-
Stock-based payments *(note 10)*	6,140	-
Write down of mineral properties and deferred exploration expenses	23,633	20,564
	327,828	261,508
Earnings (loss) before income and mining taxes	(411,173)	3,134,628
Income and mining taxes		
Current	-	323,891
Future	(123,283)	626,158
	(123,283)	950,049
Net earnings (loss)	(287,890)	2,184,579
Net earnings (loss) per common share *(note 12)*		
Basic and diluted	(0.02)	0.11
Other comprehensive income (loss), net of taxes		
Changes in unrealized gains (loss) on available-for-sale marketable securities		
Unrealized losses arising during the period, net of taxes of zero (2008 - $92,364)	(46,963)	(494,531)
Reclassification to earnings of gains realized from available-for-sale marketable securities, net of taxes.	(12,557)	(4,239)
Reclassification to earnings of other-than-temporary impairment on marketable security	118,374	-
	58,854	(498,770)
Net earnings (loss)	(287,890)	2,184,579
Comprehensive income (loss)	(229,036)	1,685,809

GLOBEX MINING ENTERPRISES INC.

Interim Consolidated Statements of Contributed Surplus and Deficit

Periods ended March 31, 2009 and 2008

(Unaudited)		2009		Three months 2008
Contributed surplus				
Balance, beginning of period	$	**2,799,452**	$	2,500,455
Current year stock-based compensation (*note 10*)		**3,855**		-
Current year stock-based compensation payments (*note 10*)		**6,140**		-
Fair value of stock options exercised		-		(700)
Balance, end of period		**2,809,447**		2,499,755
Deficit				
Balance, beginning of period		**(35,149,968)**		(33,955,212)
Net earnings (loss)		**(287,890)**		2,184,579
Balance, end of period		**(35,437,858)**		(31,770,633)

GLOBEX MINING ENTERPRISES INC.

Interim Consolidated Statements of Cash Flows

Periods ended March 31, 2009 and 2008

(Unaudited)		2009		Three months 2008
Operating activities				
Net earnings (loss)	$	**(287,890)**	$	2,184,579
Items not affecting cash:				
Option income received in marketable securities		**-**		(2,695,925)
Other-than-temporary impairment on marketable security		**118,374**		-
Amortization of properties and equipment		**14,134**		12,478
Reinvested revenues on reclamation bond		**(5,271)**		(7,801)
Loss (gain) on sale of marketable securities		**(12,557)**		(4,239)
Write down of mineral properties and deferred exploration expenses		**23,633**		20,564
Amortization of bonds premium		**4,260**		-
Future income and mining tax expense		**(123,283)**		626,158
Stock-based compensation		**3,855**		-
Stock-based payments		**6,140**		-
		29,285		(2,048,765)
Changes in non-cash operating working capital items *(note 13)*		**(301,701)**		(754,822)
		(560,306)		(619,008)
Financing activities				
Issuance of share capital		**-**		2,600
		-		2,600
Investing activities				
Acquisition of properties and equipment		**(3,550)**		(12,912)
Deferred exploration expenses		**(483,064)**		(870,254)
Mineral properties acquisitions		**(7,350)**		(1,975)
Proceeds on sale of marketable securities		**583,535**		4,206,960
Acquisition of marketable securities		**(132,583)**		(4,112,468)
Cash restricted for flow-through expenditures		**218,320**		857,679
		175,308		67,030
Net decrease in cash and cash equivalents		**(384,998)**		(549,378)
Cash and cash equivalents, beginning of year		**1,140,052**		2,242,511
Cash and cash equivalents, end of year		**755,054**		1,693,133

Notes to the Interim Consolidated Financial Statements

March 31, 2009 (unaudited)

1. Description of the business

Globex Mining Enterprises Inc. ("Globex") is a Canadian exploration company with a North American portfolio of properties with gold, copper, zinc, silver, platinum, palladium, uranium, rare earth, nickel, magnesium and talc potential. Globex trades on the Toronto Stock Exchange under the symbol GMX, in Europe on the Frankfurt, Munich, Stuttgart, Berlin and Xetra exchanges under the symbol G1M and GLBXF on the OTCQX International, USA. The Company seeks to create shareholder value by acquiring mineral properties, enhancing them and either optioning, selling or joint venturing them or developing them to production.

The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development, and future profitable production or proceeds from the disposal thereof.

Globex's current net assets cause management to believe that the Company can operate as a going concern for the foreseeable future.

2. Basis of presentation

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same account principles and methods of application as used in the latest annual consolidated financial statements and as disclosed in note 3 to Globex's financial statements for the year ended December 31, 2008. These unaudited interim consolidated financial statements should be read in conjunction with the Company's audited annual consolidated financial statements and the accompanying notes included in the 2008 Annual Report.

3. Adoption of new accounting standards

Goodwill and intangible assets

In February 2008, the Canadian Instiute of Charted Accountants ("CICA") issued Section 3064, "Goodwill and Intangible Assets", which replaces Section 3062 "Goodwill and Other Intagible Assets". This new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the adoption of this standard, CICA Emerging Issues Committee Abstract 27, "Revenues and Expenditures in the Pre-operating Period, ("EIC-27") was withdrawn.

The standard is effective for fiscal year beginning January 1, 2009. Adoption of this standard did not have a significant effect on the Company's financial statements.

Credit risk and the fair value of financial assets and financial liabilities

In January, 2009, the CICA issued EIC-173 "Credit Risk and the Fair Value of Financial Assets and Financial Liabilities". The EIC provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments.

The standard is effective for fiscal year beginning January 1, 2009. Adoption of this EIC did not have a significant effect on the Company's financial statements.

Notes to the Interim Consolidated Financial Statements

Mining exploration costs

In March 2009, the CICA issued EIC-174 "Mining Exploration Costs". The EIC provides guidance on the accounting and the impairment review of exploration costs. This standard is effective for fiscal year beginning January 1, 2009 and did not have a significant effect on the Company's financial statements.

4. Future accounting changes

International Financial Reporting Standards

The Accounting Standards Board of Canada ("AcSB") plans to converge Canadian GAAP for publicly accountable enterprises with International Financial Reporting Standards ("IFRS") over a transition period that will end effective January 1, 2011 with the adoption of IFRS. The AsSB announced on February 13, 2008 that IFRS will be required in 2011 for publicly accountable profit-oriented enterprises. The changeover date is for interim and annual financial statements relating to fiscal years beginning at the latest on January 1, 2011. The Company will convert to these new standards according to the timetable set with these new rules. The company is currently assessing the future impact of these new standards on its consolidated financial statements.

As a small company, this task is onerous. Therefore, outside professional consultants have been engaged to assist with the process of analyzing and addressing the differences between Canadian GAAP and IFRS relevant to Globex. Results of an initial assessment of the impact of the required changes to accounting systems, business processes, and requirements for personnel training and development is anticipated by end of second quarter 2009.

5. Accounting policies

Principles of consolidation

The consolidated financial statements of Globex are prepared in accordance with Canadian generally accepted accounting principles. The consolidated financial statements include the accounts of the Company and Globex Nevada Inc., its wholly owned subsidiary. In addition, the Company has a joint venture that is consolidated using proportionate consolidation. All significant intercompany transactions and balances have been eliminated on consolidation.

Translation of foreign currencies

Integrated foreign operation and accounts denominated in foreign currency are translated as follows: monetary assets and liabilities are translated at the exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at average rates for the period except for amortization, which is translated at historical rates. Translation gains or losses are included in earnings.

Properties and equipment

Property and equipment are recorded at cost less accumulated amortization. Amortization is calculated using the diminishing balance over their estimated useful life which are as follows:

Buildings	4%
Mining equipment, office equipment and vehicles	30%
Computer systems	30 - 100%

Notes to the Interim Consolidated Financial Statements

Mineral properties and deferred exploration expenses

The Company accounts for mineral properties and deferred exploration expenses in accordance with the Canadian Institute of Chartered accountants (« CICA ») Handbook Section 3061, « Property, plant and equipment » (« CICA 3061 »), and abstract EIC-126, « Accounting by Mining Enterprises for Exploration Costs » (« EIC-126 ») of the Emerging issues Committee. CICA 3061 provides for the capitalization of the acquisition and exploration expenses of a mineral property where such costs are considered to have the characteristics of property, plant and equipment. EIC -126 provides that a mining enterprise is not precluded from considering exploration expenses to have the characteristics of property, plant and equipment when it has not established resource reserves objectively and therefore does not have a basis for preparing a projection of the estimated future net cash flow from the property.

The Company capitalizes the acquisition costs of mineral properties and all direct costs relating to exploration on its mineral properties. These costs will be amortized over the estimated productive lives of the properties upon commencement of production using the unit-of-production method. Options or sales of mineral properties are accounted for by applying the proceeds from such sales to the carrying costs of the property and reducing costs to zero prior to recognizing any gains. Costs related to abandoned projects are written off. Mineral property interests, where future cash flows are not reasonably determinable, are evaluated for impairment based on results of exploration work, management's intentions and determination of the extent to which future exploration programs are warranted and likely to be funded. General exploration costs not related to specific properties and general administrative expenses are charged to operations in the year in which they are incurred.

Recovery of carrying value is dependent upon future commercial success or proceeds from disposition of the resource interests. It is reasonably possible, based on existing knowledge that changes in future conditions could require a change in the recognized amounts. Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry norms for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property may be subject to unregistered prior agreements or inadvertent non-compliance with regulatory requirements.

Impairment of long-lived assets

The Company follows the recommendations in CICA Handbook Section 3063 – "Impairment of Long-Lived Assets" and the CICA's Emerging Issues Committee ("EIC") emerging extract EIC-126 – "Accounting by Mining Enterprises for Exploration Costs". Section 3063 requires that the Company review long-lived assets, including mineral properties for impairment. Long-lived assets are assessed for impairment when events and circumstances warrant an assessment. EIC-126 consensus is that a mining enterprise in the development stage is not obliged to conclude that capitalized costs have been impaired due to the absence of a projected estimated future net cash flow from the mining enterprise. Mineral properties in the exploration stage do not have established mineral reserves and a basis for the preparation of a projection of the estimated future net cash flow from the properties does not exist. However, a mining enterprise is required to consider the conditions in Section 3063 for impairment write-down. The conditions include significant unfavorable economic, legal, regulatory, environmental, political and other factors. In addition, management's development activities towards its planned principal operations are a key factor considered as part of the ongoing assessment of the recoverability of the carrying amount of mineral properties. Whenever events or changes in circumstances indicate that the carrying amount of a mineral property in the exploration stage may be impaired, capitalized costs are written down to the estimated recoverable amount.

Notes to the Interim Consolidated Financial Statements

Cash and cash equivalents

Cash and cash equivalents include cash funds, bank balances and short-term investments in money market instruments with an original term of less than three months.

Cash restricted for flow-through expenditures

Cash restricted for flow-through expenditures is composed of cash funds, bank balances and short-term investments in money market instruments with an original term of less than three months.

Marketable securities

Marketable securities consist of investments in money market instruments with an original term of more than three months, but no longer than one year. Also included in marketable securities are the shares of public companies, which are not subject to any trading restrictions.

Flow-through - tax benefits renounced

The resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with tax legislation. Under the liability method of accounting for income taxes, the future income taxes related to the temporary difference arising at the later of renunciation and when the qualifying expenditures are incurred, are recorded at that time together with a corresponding reduction to the carrying value of the shares issued.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. During the fiscal periods presented, management has made a number of significant estimates and valuation assumptions, including estimates of the net realizable value of accounts receivable and tax credits for mining exploration expenditures, the recoverability of mineral properties and deferred exploration expenditures, valuation of stock-based compensation, valuation of future income taxes and the fair value of financial assets and liabilities. These estimates and valuation assumptions are based on current information and management's planned course of actions, as well as assumptions about future business and economic conditions. Should the underlying valuation assumptions and estimates change, the recorded amounts could change by a material amount.

Realization of assets

Realization of the Company's assets is subject to various risks including permitting, reserves estimation, metal prices and environmental factors.

Stock-based compensation

The company uses the fair value method for stock options granted to directors, officers, employees and non-employees. Accordingly, the fair value of the options at the date of grant is charged to operations, with an offsetting credit to contributed surplus, over vesting periods. If and when the stock options are exercised, the applicable amounts of contributed surplus are transferred to capital stock.

Revenue recognition

Partial sales of mineral properties are accounted for by applying the proceeds from such sales/options to the carrying costs of the property and reducing these costs to zero prior to recognizing any gains. Realized gains or losses on marketable securities are recorded when sold. Interest income is recorded on the accrual basis. Shares received under option agreements are valued at fair value. Royalty income is recorded on an accrual basis.

Notes to the Interim Consolidated Financial Statements

Income taxes

The Company uses the asset and liability method in accounting for income taxes. Under this method, future income taxes are recognized for the future income tax consequences attributed to differences between the financial statement carrying values of assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period of the rate change. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

Financial Instruments

Financial assets and financial liabilities are initially recognized at fair value and their subsequent measurement is dependent on their classification as described below. Their classification depends on the purpose, for which the financial instruments were acquired or issued, their characteristics and the Company's designation of such instruments. Settlement date accounting is used.

Classification	
Cash and cash equivalents	Held for trading
Cash restricted for flow-through expenditures	Held for trading
Marketable securities	Available-for-sale
Accounts receivable	Loans and receivables
Reclamation bonds	Available-for-sale
Accounts payable and accrued liabilities	Other liabilities

6. **Cash and cash equivalents and cash restricted for flow-through expenditures**

	March 31 2009	December 31 2008
Cash and cash equivalents		
Bank balances	$ **755,054**	$ 134,684
Guaranteed investment certificates	-	1,005,368
	755,054	1,140,052
Cash restricted for flow-through expenditures		
Bank balances	$ **342,719**	$ -
Guaranteed investment certificates	-	561,039
	342,719	561,039

Flow-through common shares require the Company to expend an amount equivalent to the proceeds of the issue on prescribed resource expenditures. If the Company does not incur the committed resource expenditures, it will be required to indemnify the holders of the shares for any tax and other costs payable by them as a result of the Company not making the required resource expenditures. As at March 31, 2009, the Company's remaining commitment with respect to unspent resource expenditures under flow-through common share agreements was $342,719 (2008 - $561,039).

7. **Reclamation bonds**

	2009	2008
Nova Scotia bond - Department of Natural Resources	$ **57,124**	$ 56,699
Option reimbursment	**(50,000)**	(50,000)
Net Nova Scotia bond	**7,124**	6,699
Washington State bond - Department of Natural Resources	**139,621**	134,775
	146,745	141,474

Notes to the Interim Consolidated Financial Statements

8. Properties and equipment

2009	Cost	Accumulated amortization	Net book value
Land	$ 116,730	$ -	$ 116,730
Buildings	298,382	15,238	283,144
Mining equipment	36,889	26,461	10,428
Office equipment	128,011	56,881	71,130
Vehicles	23,462	14,279	9,183
Computer systems	173,588	127,258	46,330
	777,062	240,117	536,945

2008	Cost	Accumulated amortization	Net book value
Land	$ 116,730	$ -	$ 116,730
Buildings	298,382	12,378	286,004
Mining equipment	36,889	25,616	11,273
Office equipment	128,011	53,136	74,875
Vehicles	23,462	13,534	9,928
Computer systems	170,038	121,319	48,719
	773,512	225,983	547,529

9. Deferred exploration expenses

The following table presents exploration expenses for the period ending March 31, 2009 and the year ending December 31, 2008:

	2009	2008
Balance - beginning of period	$ 7,136,945	$ 3,123,793
Current exploration expenses		
Consulting	35,794	66,288
Core shack and storage	3,095	36,760
Drilling	-	1,956,587
Environmental rehabilitation	-	36,100
Equipment rental	413	76,235
Geology	64,304	345,471
Geophysics	81,165	828,873
Laboratory analysis	211,751	290,153
Labour	49,975	255,744
Line cutting	-	51,817
Mining property tax	20,920	41,736
Permits	-	1,658
Prospecting	-	2,400
Reports and maps	4,133	6,501
Supplies	2,540	56,068
Transport and road access	8,974	125,458
Total current exploration expenses	483,064	4,177,849
Exploration expenses written down	(23,633)	(184,613)
Exploration expenses reducing option revenue	-	(43,604)
Quebec refundable tax credit and mining duty expense	-	63,520
	(23,633)	(164,697)
Current net deferred exploration expenses	459,431	4,013,152
Balance - end of period	7,596,376	7,136,945

Notes to the Interim Consolidated Financial Statements

10. Share capital

Authorized and issued

Authorized, unlimited number of common shares, no par value

	2009		2008	
Balance, beginning of year	**18,338,074**	**$ 45,026,832**	17,822,674	$ 44,566,116
Stock options exercised	-	-	25,000	8,250
Private placement	-	-	500,000	2,125,000
Buy-back of share capital	-	-	(9,600)	(20,080)
Tax benefits renounced - flow-through	-	-	-	(1,652,454)
Balance, end of year	**18,338,074**	**45,026,832**	18,338,074	45,026,832

As at March 31, 2009, 36,100 (2008 - 36,100) common shares are held in escrow. These shares were issued as consideration for a property, which has since been abandoned, thus the shares will remain in escrow.

Shareholder rights plan

In 2008, the Company adopted a shareholder rights plan (Rights Plan). The Rights Plan has been adopted to ensure the fair treatment of shareholders in connection with any take-over offer for the Company and is not intended to prevent take-over bids that treat shareholders fairly. The Rights Plan will also provide the Board with more time to fully consider any unsolicited take-over bid and to pursue, if appropriate, other alternatives to maximize shareholder value in the event of a takeover bid. The Rights Plan was not adopted in response to any proposal to acquire control of the Company. Under the Rights Plan, those bids that meet certain requirements intended to protect the interests of all shareholders are deemed to be Permitted Bids. Permitted Bids must be made by way of a take-over circular prepared in compliance with applicable securities laws and, among other conditions, must remain open for sixty days. In the event a take-over bid does not meet the Permitted Bid requirements of the Rights Plan, the rights will entitle shareholders, other than any shareholder or shareholders making the take-over bid, to purchase additional common shares of the Company at a substantial discount to the market value at the time. The Rights Plan was presented for ratification by the shareholders at Globex's 2008 Annual General Meeting held on May 2, 2008. The shareholders approved the Rights Plan and the plan has an initial term of three years.

Stock option plan

Under the Company's stock option plan (the "Plan"), the Board of Directors may from time-to-time grant stock options to directors, officers and employees of, and service providers to, the Company and its subsidiaries. Stock options granted under the Plan may have a term of up to ten years, as determined by the Board of Directors at the time of granting the stock options. Accordingly, 680,000 options may be granted in addition to the common share purchase options currently outstanding. Options are granted at an exercise price equal to or greater than the closing quoted market price of the common shares of the Company on the Toronto Stock Exchange for the day immediately preceding the grant date.

Notes to the Interim Consolidated Financial Statements

A summary of changes in Globex's stock options is presented below:

	2009		2008	
	Number of options	**Weighted average exercise price**	Number of options	Weighted average exercise price
Balance - beginning of period	**2,630,500**	**$ 1.17**	2,415,500	$ 1.67
Expired	**-**	**-**	(410,000)	5.31
Exercised	**-**	**-**	(25,000)	0.26
Extended/amended	**-**	**-**	25,000	1.01
Granted - Directors and employees	**25,000**	**1.00**	160,000	1.01
Granted - Service providers	**10,000**	**1.00**	490,000	2.47
Cancelled	**-**	**-**	(25,000)	2.99
Balance - end of period	**2,665,500**	**1.16**	2,630,500	1.17
Options exercisable	**2,640,500**	**1.15**	2,630,500	1.17

The following table summarizes information about the stock options outstanding and exercisable as at March 31, 2009:

Range of prices	Number of options outstanding	Number of options outstanding and exercisable	Weighted average remaining contractual life (years)	Weighted average exercise price
$ 0.20	83,000	83,000	1.97	$ 0.20
0.25 - 0.34	1,100,000	1,100,000	2.54	0.32
0.75 - 0.80	500,000	500,000	6.51	0.79
1.00 - 1.50	480,000	455,000	4.30	1.09
1.95 - 2.00	130,000	130,000	1.22	1.96
3.15 - 4.45	302,500	302,500	4.27	4.02
5.14	70,000	70,000	-	5.14
	2,665,500	2,640,500	3.65	1.16

Stock-based compensation

The Company uses the fair value method for stock options granted to directors, officers, employees and non-employees. Accordingly, the fair value of the options at the date of grant is charged to operations, with an offsetting credit to contributed surplus, over vesting periods. If and when the stock options are exercised, the applicable amounts of contributed surplus are transferred to capital stock. The Company granted 35,000 stock options to a service provider and an employee during the first quarter of 2009. No options were granted in the first quarter of 2008. Globex uses the Black-Scholes model to estimate fair value using the following weighted average assumptions:

	2009
Expected dividend yield	**nil**
Expected stock price volatility	**75.0%**
Risk free interest rate	**1.69%**
Expected life	**5 years**
Total stock-based compensation and payments	**$ 9,995**
Weighted average fair value at grant date	**$ 0.61**

Notes to the Interim Consolidated Financial Statements

11. Accumulated other comprehensive income (loss)

	2009	2008
Unrealized gains on available-for-sale marketable securities		
Balance, beginning of period	$ (528,704)	$ 1,530,450
Net change during the period	58,854	(498,770)
Balance, end of period	(469,850)	1,031,680

12. Net earnings (loss) per common share

Basic earnings (loss) per common share are calculated by dividing the net earnings (loss) by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per common share are calculated by dividing the net earnings (loss) by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive securities had been issued during the period.

The following table sets forth the computation of basic and diluted loss per share:

	2009	2008
Numerator		
Net earnings (loss) for the period	$ (287,890)	$ 2,184,579
Denominator		
Weighted average number of common shares - basic	18,338,074	17,822,784
Effect of dilutive shares (i)		
Stock options	-	2,255,500
Weighted average number of common shares - diluted	18,338,074	20,078,284
Basic and diluted net earnings (loss) per share	$ (0.02)	$ 0.11

(i) The stock options are not included in the computation of diluted loss per share as their inclusion would be anti-dilutive.

13. Additional information to the cash flow statement

Changes in non-cash working capital items

	2009	2008
Accounts receivable	$ 279,821	$ (363,015)
Quebec refundable tax credit and mining duties refunds	50,289	-
Prepaid expenses	(17,016)	(42,175)
Accounts payable and accrued liabilities	(614,795)	(349,632)
	(301,701)	(754,822)

Non-cash financing and investing activities

	2009	2008
Disposal of mineral properties for marketable securities	-	$ 2,695,925
Transfer of contributed surplus to share capital on exercise of stock option	-	700
Accounts receivable related to tax credit and mining duties refund	183,073	-

Notes to the Interim Consolidated Financial Statements

14. Financial instruments and risk management

Fair value of financial instruments
The carrying value of cash and cash equivalents, cash restricted for flow-through expenditures, reclamation bonds, accounts receivable, accounts payable and accrued liabilities approximate their fair values due to their immediate or short-term nature. The fair value of marketable securities is based on quoted market prices.

Risk management
The Company, through its financial assets and liabilities, has exposure to the following financial risks: credit risk, liquidity risk, foreign exchange risk, and interest rate risk. The following analysis provides a measurement of risks as at the balance sheet date of March 31, 2009.

As a result of continued volatile economic conditions precipitated by the credit crisis, at March 31, 2009, the Company had $2.7 million in financial instruments, fully guaranteed by the Canadian Government, classified as marketable securities on the balance sheet. The Company's remaining cash and cash equivalents and cash restricted for flow-through expenditures are distributed between two Canadian banking institutions, members of the Canadian Deposit Insurance Corporation (CDIC): CDIC, a federal Crown Corporation, insures deposits to a maximum of $100,000 per individual institution.

Credit risk
The Company does not believe it is subject to any significant concentration of credit risk. Cash and cash equivalents are in place with major financial institutions and corporations.

The maximum exposure to credit risk at the reporting date was:

	2009	2008
Cash and cash equivalents	$ 755,054	$ 1,140,052
Cash restricted for flow-through expenditures	342,719	561,039
Accounts receivable	85,214	365,035
	1,182,987	2,066,126

Accounts receivable are mainly made up of taxes receivable and receivables from government authorities. As these receivables arise from legislative measures they do not represent a high credit risk. A total of $2,147 in doubtful accounts was written off in the first quarter.

Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage, as outlined in note 15 "Capital Disclosures". It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors reviews and approves the Company's operating and capital budgets, as well as any material transactions out of the ordinary course of business. The Company has financed its exploration and mining activities through flow-through shares, operating cash flows and the utilization of its liquidity reserves.

Contractual maturities of financial liabilities are all under one year.

Foreign exchange risk
As at March 31, 2009, the Company has no remaining US dollars (2008 - $117,176).

Interest rate risk
The Company is not exposed to a significant interest rate risk as the Company has no credit facility.

The large majority of the cash and cash equivalents and cash restricted for flow-through expenditures is invested in Canadian dollar denominated short term instruments with fixed interest rates.

Notes to the Interim Consolidated Financial Statements

Only the interest revenue arising from the balance of operating cash accounts is therefore subject to interest rate fluctuations.

Based on the balances outstanding during the period ended March 31, 2009, a 1% increase (decrease) in the interest rate index would have no significant impact on earnings before income taxes.

15. Capital Disclosure

The Company is currently not subject to externally imposed capital requirements. The Company defines its capital as being constituted by its shareholders' equity. The Company manages its capital structure based on the relationship between the cash surplus, itself composed of financial liabilities, net of cash and cash equivalents, cash restricted for flow-through expenditures and shareholder's equity.

The company's capital management objectives are to :

i) Have sufficient capital to be able to meet the Company's mining properties exploration and mining development plan in order to ensure the growth of the activities.
ii) Have sufficient access to liquidity to fund the exploration expenses and the working capital requirements.

The Company monitors capital on the basis of the cash surplus to equity ratio. These ratios at March 31, 2009 and December 31, 2008 were as follows:

	2009	2008
Cash and cash equivalents	**$ 755,054**	$ 1,140,052
Cash restricted for flow-through expenditures *(note 6)*	**342,719**	561,039
	1,097,773	1,701,091
Exploration expenditure obligations	**(342,719)**	(561,039)
Cash surplus	**755,054**	1,140,052
Shareholders' equity	**11,928,571**	12,147,612
Cash surplus / Shareholders equity	**0.06 : 1**	0.09 : 1

16. Related party transactions

The Company made the payments described below to two shareholders, both of whom are officers and directors of the Company, and to a company controlled by a shareholder. A summary of related party transactions including all remuneration paid out for services provided follows:

	2009	2008
Compensation - Jack Stoch, President and CEO	**$ 40,000**	$ 40,000
Compensation - Dianne Stoch, Secretary-Treasurer and CFO	**30,000**	30,000
Rent - Core facility, core storage and equipment	**-**	9,300
	70,000	79,300

All transactions are in the normal course of operations and are measured at the exchange value, that is, the amount of consideration established and agreed to by the related parties which approximates the arm's length equivalent value and do not include any mark-up.

17. Comparative consolidated financial statements

Certain comparative figures have been reclassified to conform to the presentation adopted in 2009.

Success of Partners: The outcome of efforts by joint venture, option and royalty partners has a significant effect on the Company's profitability. If they are successful in achieving their goals in a timely and cost-efficient manner, the Company will benefit. Should they fail financially, technically or for other reasons, we will be negatively affected.

Government Legislation and Taxation: Flow-through financing, combined with provincial tax credits for exploring in Quebec, are potentially important sources for financing Globex's exploration programs. Any material changes in these programs could adversely affect the Company's operations.

Finding and Developing Economic Reserves: The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development, and future profitable production or proceeds from the disposal thereof.

Other risks the Company faces are: renegotiation of contracts, permitting, reserves estimation, environmental factors, governments not enforcing access laws and various other regulatory risks.

Forward-looking Statements

This document may contain forward-looking statements reflecting the management's expectations with respect to future events. Such forward-looking statements are dependent upon a certain number of factors and are subject to risks and uncertainties. Actual results may differ from those expected. The Company's management does not assume any obligation to update or revise these forward-looking statements as a result of new information or future events except as required by law.

Outlook

The Company is optimistic about the future with a number of optionees at or approaching production.

First Metals Inc. declared commercial production on March 1, 2008 at its Fabie Mine in Hebecourt township: Shares, cash and royalty revenue added $3.4 million to Globex's gross revenue in 1st quarter 2008. Production is subject to a 2% net metal return payable to Globex. A 10% net profit return is payable after the recoup of $10 million in capital costs by First Metals Inc. The Magusi River property is subject to the same royalty and net profit terms.

Strategic Resource Acquisition Corporation ("SRA"), which owns significant zinc assets in Tennessee, USA, expects to be in full production by mid-2008. In addition to owning 632,000 common shares of SRA, Globex has a 1.4% gross overriding royalty on all zinc production at an LME zinc price of, at or over US$1.10 or 1% on all zinc production between US$0.90 and US$1.09.

According to their press release dated May 8, 2007, Rocmec Mining Inc. started "regular ore shipments" to Xstrata's Rouyn-Noranda smelter. A net metal royalty of 5% on all metals generated in the production of the first 25,000 gold ounces and 3% on all metals produced thereafter is due from Rocmec on all production from the Russian Kid Mine. On April 30, 2008, Rocmec announced the purchase of a 75 tonne per day mill which is expected to be operational by mid-October 2008.

2008 Royalties from mine production are expected to provide the Company with a revenue stream to supplement its hard cash needs.

Our principal exploration focus continues to be the Wood-Pandora joint venture project, in Cadillac township: An independent NI 43-101 compliant resource evaluation of this mineralized body was completed in late February 2008 indicating a NI 43-101 conformable inferred resource of 243,000 tonnes grading 17.26 g/t Au.

2008 exploration is fully funded by 2007 flow-through share financings. Significant work is on-going at Lyndhurst, Zulapa, Parbec and Tonnancour properties as well as several others.

The Company is actively seeking optionees for its numerous and multi-stage exploration properties.

Subsequent to March 31, 2008, the Company signed a Binding Letter of Intent with Drinkard Metalox for advanced test work on magnesite ore from the Deloro property in Timmins, Ontario.

Additional Information

This analysis should be read in conjunction with the most recent financial statements. Financial information about the Company is contained in its comparative financial statements for the quarter ended March 31, 2008 and the fiscal year ended December 31, 2007 and additional information about the Company, including the Annual Information Form (AIF), is available on SEDAR at www.sedar.com. Further, the Company posts all publicly filed documents, including the AIF and the Management Discussion and Analysis, on its website www.globexmining.com in a timely manner.

If you would like to obtain, at no cost to you, a copy of the 2008 and/or 2007 Management Discussion and Analysis, please send your request to:

Globex Mining Enterprises Inc.
86, 14th Street, Rouyn-Noranda, Quebec J9X 2J1
Telephone: 819.797.5242 Telecopier: 819.797.1470
Email: dstoch@globexmining.com

Authorization

The contents and the dissemination of this Management's Discussion and Analysis have been approved by the Board of Directors of the Company.

(Signed)
Jack Stoch
Director

(Signed)
Dianne Stoch
Director

DATED at Rouyn-Noranda, Quebec

May 15, 2009

Ref.: File no. 82-4025

GLOBEX

MANAGEMENT DISCUSSION AND ANALYSIS

THREE MONTHS ENDED MARCH 31, 2009
(UNAUDITED)

86, 14th Street, Rouyn-Noranda, Quebec J9X 2J1 CANADA
Telephone: (819) 797.5242 Fax.: (819) 797-1470
info@globexmining.com www.globexmining.com

STATEMENT CONCERNING THE INTERIM FINANCIAL STATEMENTS

Management has compiled the unaudited interim financial statements as of March 31, 2009 and 2008. The statements have not been audited or reviewed by the Company's auditors or any other firm of chartered accountants.

Management Discussion and Analysis

For the three (3) month period ended March 31, 2009

Overview

Globex is a development stage Canadian mining exploration company with a large portfolio of early to mid-stage exploration and development properties. Numerous properties are being actively explored by Globex or its option partners. One property, on which the Company holds royalties, is now in production and several other projects are currently subject to due diligence. The Company seeks to create shareholder value by acquiring properties, enhancing and developing them for optioning, joint venturing or vending, with the ultimate aim of production. Optioning exploration properties is one of the strategies Globex employs to manage its extensive mineral property portfolio as well as to conserve cash. This model allows Globex to acquire hard cash while ensuring its properties are being explored and still retaining an interest in any future production. The term option as related to Globex property deals should be understood as follows: In exchange for a number of annual cash and/or share payments and an annual monetary work commitment on the property, Globex grants the Optionee the right to acquire an interest in the optioned property. An agreement typically has a multiple year term with escalating annual payments and exploration work commitments. All conditions of the agreement must be met before any interest in the property accrues to the Optionee. Generally, the option contract automatically terminates if any single payment or annual work commitment is not met. Assuming all conditions of the option agreement are satisfied, Globex would retain a Gross Metal Royalty (GMR) or other carried interest in the property. Outright property sales may also include cash and/or shares and some form of royalty interest payable when projects achieve commercial production.

Globex Mining Enterprises Inc. trades on the Toronto Stock Exchange under the symbol GMX, in Europe on the Frankfurt, Munich, Stuttgart, Berlin and Xetra exchanges under the symbol G1M and GLBXF on the OTCQX International in the USA.

Exploration Activities and Mining Properties

The Company, to the best of its ability, conducts exploration activities in compliance with "Exploration Best Practices Guidelines" established by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) standards with exploration programs planned and managed by "Qualified Persons" who ensure that QA/QC practices are consistent with National Instrument 43-101 standards. On all projects, diamond drill core is marked up by a geologist and subsequently cut in half, with one-half of the core analyzed, in the case of gold, by standard fire assay with atomic absorption or gravimetric finish at an independent, registered commercial assay laboratory. The second-half of the drill core is retained for future reference. Other elements are determined in an industry acceptable manner, for either geochemical trace signatures or metal ore grades.

According to National Instrument 43-101, none of Globex's numerous properties is considered a material property.

In the future, as previously, when discussing historical resource calculations available in the public domain regarding our properties, we will include source, author and date, and if appropriate, cautionary language stating that:

- *A qualified person has not done sufficient work to classify the historical estimate as current mineral resources or reserves;*
- *The issuer is not treating the historical estimate as current mineral resources or mineral reserves; and*
- *The historical estimate should not be relied upon. In addition, the source and date of the historical estimate will be given.*

Deferred exploration expenditures for the first quarter 2009 totalled \$483,064 (2008 - \$870,254). Globex's 2008 commitment to flow-through spending in 2009 is now \$342,719 (December 31, 2008 - \$561,039). Mining property taxes totalled \$20,920 (2008 - \$12,081).

In the first three months of 2009, Globex focused on advancing the magnesite-talc project's metallurgical test work at Drinkard Metalox's Laboratory in Charlotte, North Carolina. Test results continue to meet or exceed expectations. Globex also engaged an expert in talc treatment and markets to aid us in directing further talc test work.

Rocmec informed Globex that 290 kilograms of gold bearing concentrate was shipped to the Johnson-Matthey refinery from the Russian Kid (Rocmec 1) property. The concentrate from processed development muck is to be refined at Johnson Matthey with 5% of the gold produced deposited into Globex's gold account. As the material processed is development muck much rather than ore and the mill is in the tune up phase, it is expected that the gold recovered will be below that which could be expected from the ore zone.

At a meeting held in Toronto on May 6, 2009, a modified proposal was accepted by the creditors of First Metals Inc. Details of the agreement have not been made public at the time of writing. Globex's contractual Royalty Consideration for the sale of the mining claims, that is the Net Metal Return and Net Profit Interest, remain intact as they are registered against the mining claims. The Company has invoked the arbitration clause of the Purchase Agreement to resolve the interpretation of the Net Profit Interest on the Fabie Bay mine and Magusi River deposit.

In a press release dated May 1, 2009, Nyrstar NV announced the acquisition of the Mid-Tennessee Zinc mine complex in Tennessee. "The mine complex was acquired from Mid-Tennessee Zinc Corporation (MTZ) (in Chapter 11 Bankruptcy), a wholly owned subsidiary of Strategic Resource Acquisition Corporation (SRA), following approval from the US Bankruptcy Court today." Globex retains a Gross Metal Royalty on all zinc production from the Mid-Tennessee Zinc mines at a LME Zinc price of US$0.90 or greater. Under the sale agreement approved by the Court, Globex's royalty remains in place.

Globex geologists completed drill logging activities and continue to compile assay data from drill programs on our Lyndhurst, Beauchastel, Eagle, Rousseau and magnesite-talc projects and are also working on plans for the coming summer season.

A sizable induced polarization and magnetic survey was completed on our Tavernier property where historical shallow drilling intersected numerous wide zones of sulphide mineralization including generally low zinc, copper, gold and silver values. In one drill hole a 25 foot intersection of disseminated sulphides included a 2 foot intersection of massive sulphides, 1 foot of which assayed 4% Cu, 9% Zn, 0.77 oz/T Au and 17.1 oz/t Ag. Numerous drill holes also intersected significant widths of black chlorite and intense sericitic alteration. The IP survey indicated numerous anomalous zones which continue strongly to depth below the survey depth capabilities. Additional claims were staked particularly adjoining the western half of the property which was not covered by the survey and where a historical drill hole returned 0.79 oz/t Au over 2 feet. Compilation work is ongoing and a program of mapping, additional geophysics and diamond drilling is planned for the summer season.

Prospecting on our Lac Colnet property near Rouyn-Noranda returned assay values in surface grab sampling of up to 11 g/t Au. Further prospecting, mapping and a combined IP and magnetometer survey are planned for the summer.

Globex acquired 4 claims called the Côté property west of Rouyn-Noranda. Previous work has identified massive and disseminated sulphide mineralization on surface with significant assays in copper and nickel. Further work is planned for the summer.

Also in the first quarter, Globex acquired by staking 100% interest in the former Shortt Lake Gold mine near Desmaraisville, Quebec. Previous production is recorded as 2,572,792 tonnes at a grade of 4.33 g/t Au. We are acquiring historical, geological and production data in order to evaluate the exploration potential of the property including an evaluation of the rare earth bearing carbonatite found beneath Shortt Lake.

No new physical work was undertaken on the Wood-Pandora property or Ironwood Gold Deposit in the first quarter. Various options regarding the possible exploitation of the Ironwood ore body are being studied and the evaluation of additional drill targets.

The company received an airborne gravity tensor survey that covered Globex's Lyndhurst and Tonnancour claim blocks as well as surveying two other small areas of interest.

Qualified Person

All scientific and technical information contained in this management's discussion and analysis was prepared by the Company's geological staff under the supervision of Jack Stoch, President and CEO, who is a qualified Person under NI 43-101.

Summary of Quarterly Results

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and all monetary values are expressed in Canadian dollars unless otherwise expressly stated.

The following table shows selected results by quarter for the last eight quarters:

	2009	2008				2007		
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Total revenues	**$ (83,345)**	$ (2,392,723)	$ 174,448	$ 693,753	$ 3,396,136	$ 341,945	$ 474,997	$ 160,305
Net earnings (loss)	**(287,890)**	(3,352,001)	(81,145)	118,013	2,184,579	17,935	(361,594)	(509,763)
Net earnings (loss) per share								
- basic & diluted	**(0.02)**	(0.18)	-	0.01	0.11	-	(0.02)	(0.03)

Note: Q1 2008 restated

The Company reported a net loss of $287,890 for Q1-2009 compared to net earnings of $2,184,579 for the quarter ended March 31, 2008.

Revenues: $(83,345) (March 31, 2008 –$3,396,136), decrease of $3,479,481:

The decrease in revenue is mainly due to the absence of option income and metal royalty in the first quarter of 2009 compared to 2008 option income of $3,015,925 and metal royalty income of $331,026, received principally from First Metals Inc. Option revenue is by nature inconsistent and is recognized when earned. Royalty income is recorded on an accrual basis. The other-than-temporary impairment on marketable securities of $(118,374) is the loss recognized on 588,200 Strategic Resource Acquisition Corporation shares.

Expenses: $327,828 (March 31, 2008 – $261,508), increase of $66,320:

Amortization cost of $14,134 increased by $1,656 from 2008.

Foreign exchange loss was $474 compared to a gain of $21,981 in 1st quarter of 2008.

Administration costs: $151,121 (2008 – $119,408), increase of $31,713:

Salaries and wages increased $15,900, due to personnel hired in the second quarter of 2008. Municipal taxes reflect an increase of $7,500 in the first quarter due to timing differences. Building renovations of $12,073 were completed in Q1-2009.

Professional fees and outside services: $128,471 (2008 – $131,039):

Overall professional fees and outside services remained consistent with 2008.

Write down of mineral properties and deferred exploration expenses, $23,633 (2008 - $20,564).

Disclosure Controls and Procedures

Management is responsible for the information disclosed in this document and has in place the appropriate information systems, procedures and controls to ensure that information used internally by management and disclosed externally is, in all material respects, complete and reliable. The Chief Executive Officer and the Chief

Financial Officer have evaluated the effectiveness of the Company's disclosure controls and procedures as of the end of the period ended March 31, 2009. Based on that evaluation they assess that Disclosure Controls and Procedures are effective at and for the period ending March 31, 2009 and provides reasonable assurance that all material information relating to the Company is disclosed.

Internal Control over Financial Reporting

During the period ended March 31, 2009, the Company evaluated the design of internal controls over financial reporting for its operating and accounting systems. As the evaluation of the disclosure controls and procedures mentioned above, the design of internal controls over financial reporting was evaluated as defined in the Multilateral Instrument 52-109. Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer concluded that, ICFR are effective for the period ending March 31, 2009 and provide a reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements in accordance with Canadian GAAP.

Changes in Internal Control over Financial Reporting

The Company identified a material weakness in the design of internal controls of financial reporting for its year ended December 31, 2008. Management has changed the design of internal controls over financial reporting to include a quarterly review by external consultants verifying implementation of all new accounting standards. Management confirms this procedure was followed in the quarter ended March 31, 2009.

Related Party Transactions

All transactions are in the normal course of operations and are measured at the exchange value, that is, the amount of consideration established and agreed to by the related parties which approximates the arm's length equivalent value and do not include any mark-up.

In the first quarter of 2009, the Company made the payments described below to two shareholders, both of whom are officers and directors of the Company, and to a company controlled by a shareholder. A summary of related party transactions including all remuneration paid out for services provided follows:

		2009		2008
Compensation - Jack Stoch, President and CEO	$	**40,000**	$	40,000
Compensation - Dianne Stoch, Secretary-Treasurer and CFO		**30,000**		30,000
Rent - Core facility, core storage and equipment		**-**		3,900
		70,000		73,900

Changes in Accounting Policies

Goodwill and intangible assets

In February 2009, the Canadian Institute of Charted Accountants ("CICA") issued Section 3064, "Goodwill and Intangible Assets", which replaces Section 3062 "Goodwill and Other Intangible Assets". This new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the adoption of this standard, CICA Emerging Issues Committee Abstract 27, "Revenues and Expenditures in the Pre-operating Period, ("EIC-27") was withdrawn.

The standard is effective for our fiscal year beginning January 1, 2009. Adoption of this standard did not have a significant effect on the Company's financial statements.

Credit risk and the fair value of financial assets and financial liabilities

In January, 2009, the CICA issued EIC-173 "Credit Risk and the Fair Value of Financial Assets and Financial Liabilities". The EIC provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments.

The standard is effective for our fiscal year beginning January 1, 2009. Adoption of this EIC did not have a significant effect on the Company's financial statements.

Mining exploration costs
In March 2009, the CICA issued EIC-174 "Mining Exploration Costs". The EIC provides guidance on the accounting and the impairment review of exploration costs. This standard is effective for the Company's fiscal year beginning January 1, 2009.

Future Accounting Changes

International Financial Reporting Standards
The Accounting Standards Board of Canada ("AcSB") plans to converge Canadian GAAP for publicly accountable enterprises with International Financial Reporting Standards ("IFRS") over a transition period that will end effective January 1, 2011 with the adoption of IFRS. The AcSB announced on February 13, 2009 that IFRS will be required in 2011 for publicly accountable profit-oriented enterprises. The changeover date is for interim and annual financial statements relating to fiscal years beginning at the latest on January 1, 2011. The Company will convert to these new standards according to the timetable set with these new rules. The Company is currently assessing the future impact of these new standards on its consolidated financial statements. As a small company, this task is onerous. Therefore, outside professional consultants have been engaged to assist with the process of analyzing and addressing the differences between Canadian GAAP and IFRS relevant to Globex. Results of an initial assessment of the impact of the required changes to accounting systems, business processes, and requirements for personnel training and development is anticipated by end of second quarter 2009.

Financial Instruments and Risk Management

Risk management
The Company, through its financial assets and liabilities, has exposure to the following financial risks: credit risk, liquidity risk, foreign exchange risk, and interest rate risk. The following analysis provides a measurement of risks as at the balance sheet date March 31, 2009.

As a result of the volatile economic conditions precipitated by the credit crisis, at March 31, 2009, the Company had $2.7 million in financial instruments, fully guaranteed by the Canadian Government, classified as Marketable Securities on the balance sheet. The Company's remaining cash and cash equivalents and cash restricted for flow-through are distributed between two Canadian banking institutions, members of the Canadian Deposit Insurance Corporation (CDIC): CDIC, a federal Crown Corporation, insures deposits to a maximum of $100,000 per individual institution.

Credit risk
The Company does not believe it is subject to any significant concentration of credit risk. Cash and cash equivalents are in place with major financial institutions and corporations.

The maximum exposure to credit risk as at March 31, 2009 and December 31, 2009 was:

		2009		2008
Cash and cash equivalents	**$**	**755,054**	$	1,140,052
Cash restricted for flow-through expenditures		**342,719**		561,039
Accounts receivable		**85,214**		365,035
		1,182,987		2,066,126

Accounts receivable are mainly made up of taxes receivable and receivables from government authorities. As these receivables arise from legislative measures they do not represent a high credit risk. A total of $2,147 in doubtful accounts was written off in the 1st quarter.

Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage, as outlined in the following "Capital Disclosures". It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors reviews and approves the Company's operating and capital budgets, as well as any material transactions out of the ordinary course of business. The Company has financed its exploration and mining activities through operating cash flows and the utilisation of its liquidity reserves.

Contractual maturities of financial liabilities are all under one year.

Foreign Exchange Risk
As at March 31, 2009, the Company has no remaining cash in US dollars (2009 – $117,176).

Interest Rate Risk
The Company is not exposed to a significant interest rate risk since the Company has no credit facility. The interest revenue arising from the balance of operating cash accounts is subject to interest rate fluctuations. Based on the balances outstanding during the quarter ended March 31, 2009, a 1% increase (decrease) in the interest rate index would have no significant impact on earnings before income taxes.

Capital Disclosures

The Company is currently not subject to externally imposed capital requirements. The Company defines its capital as being constituted by its shareholders' equity. The Company manages its capital structure based on the relationship between the cash surplus, itself composed of financial liabilities, net of cash and cash equivalents, cash restricted for flow-through expenditures and shareholder's equity.

The Company's capital management objectives are to:

- have sufficient capital to be able to meet the Company's mining properties exploration and mining development plan in order to ensure the growth of the activities.
- have sufficient access to liquidity to fund the exploration expenses and investing activities and the working capital requirements.

The Company monitors capital on the basis of the cash surplus to equity ratio. These ratios at March 31, 2009 and December 31, 2009 were as follows:

		2009		2008
Cash and cash equivalents	$	**755,054**	$	1,140,052
Cash restricted for flow-through expenditures		**342,719**		561,039
		1,097,773		1,701,091
Exploration expenditure obligations		**(342,719)**		(561,039)
Cash surplus		**755,054**		1,140,052
Shareholders' equity		**11,928,572**		12,147,612
Cash surplus / Shareholders' equity		**0.06 : 1**		0.09 : 1

Mineral properties and deferred exploration expenses

The Company accounts for mineral properties and deferred exploration expenses in accordance with the Canadian Institute of Chartered accountants (« CICA ») Handbook Section 3061, « Property, plant and equipment » (« CICA 3061 »), and abstract EIC-126, « Accounting by Mining Enterprises for Exploration Costs » (« EIC-126 ») of the Emerging issues Committee. CICA 3061 provides for the capitalization of the acquisition and exploration expenses of a mineral property where such costs are considered to have the characteristics of property, plant and equipment. EIC-126 provides that a mining enterprise is not precluded from considering exploration expenses to have the characteristics of property, plant and equipment when it has not established resource reserves objectively and therefore does not have a basis for preparing a projection of the estimated future net cash flow from the property.

The Company capitalizes the acquisition costs of mineral properties and all direct costs relating to exploration on its mineral properties. These costs will be amortized over the estimated productive lives of the properties upon commencement of production using the unit-of-production method. Options or sales of mineral properties are accounted for by applying the proceeds from such sales to the carrying costs of the property and reducing costs to zero prior to recognizing any gains. Costs related to abandoned projects are written off. Mineral property interests, where future cash flows are not reasonably determinable, are evaluated for impairment based on results of exploration work, management's intentions and determination of the extent to which future exploration programs are warranted and likely to be funded. General exploration costs not related to specific properties and general administrative expenses are charged to operations in the year in which they are incurred.

Recovery of carrying value is dependent upon future commercial success or proceeds from disposition of the resource interests. It is reasonably possible, based on existing knowledge that changes in future conditions could require a change in the recognized amounts. Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry norms for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property may be subject to unregistered prior agreements or inadvertent non-compliance with regulatory requirements.

Impairment of long-lived assets

The Company follows the recommendations in CICA Handbook Section 3063 – "Impairment of Long-Lived Assets" and the CICA's Emerging Issues Committee ("EIC") emerging extract EIC-126 – "Accounting by Mining Enterprises for Exploration Costs". Section 3063 requires that the Company review long-lived assets, including mineral properties for impairment. Long-lived assets are assessed for impairment when events and circumstances warrant an assessment. EIC-126 consensus is that a mining enterprise in the development stage is not obliged to conclude that capitalized costs have been impaired due to the absence of a projected estimated future net cash flow from the mining enterprise. Mineral properties in the exploration stage do not have established mineral reserves and a basis for the preparation of a projection of the estimated future net cash flow from the properties does not exist. However, a mining enterprise is required to consider the conditions in Section 3063 for impairment write-down. The conditions include significant unfavorable economic, legal, regulatory, environmental, political and other factors. In addition, management's development activities towards its planned principal operations are a key factor considered as part of the ongoing assessment of the recoverability of the carrying amount of mineral properties. Whenever events or changes in circumstances indicate that the carrying amount of a mineral property in the exploration stage may be impaired, capitalized costs are written down to the estimated recoverable amount.

The Company has sufficient financing in place to meet its exploration property commitments. Globex has the intent and ability to retain its properties until the business climate improves, and although the adverse change in the business climate may result in a delay in the cash flows from properties, this factor alone may not require an impairment test. We review all of our properties annually to determine whether exploration undertaken has eliminated any further viable targets on a property and if yes, the property and all associated exploration costs are written down: Costs related to any property not explored over the past 3 years are also written down.

Stock-based Compensation

Recognition of contribution to the success of the Company through stock-based compensation conserves cash and acts as an incentive for employees and service providers to maintain their high level of participation. The Company records stock options granted using a fair value based method of accounting, the Black-Scholes model, to estimate fair value.

The following weighted assumptions were applied:

	2009
Expected dividend yield	Nil
Expected stock price volatility	75.0%
Risk free interest rate	1.69%
Expected life	5 years
Total stock-based compensation	$9,995
Weighted average fair value at grant date	$0.61

In the first quarter of 2009, the Company granted 35,000 stock options, with 16,250 vesting immediately having an assigned value of $9,995. The detail of the grant is: 10,000 stock options to a service provider, exercisable at a price of $1.00, with a term of 5 years and 25,000 to an employee at a price of $1.00, for a 5 year period. No options were granted in the first quarter of 2009.

The options granted were valued using the Black-Scholes option pricing model, with a volatility rate of 75%, a dividend yield of 0%, a risk free interest rate between 1.58% and 1.86% and an expected life of 5 years.

The Company cautions that the Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions. The Company's stock options are not transferable and cannot be traded, thus the Black-Scholes model may overestimate the actual value of the options that the Company has granted. Further, the Black-Scholes model also requires an estimate of expected volatility. The Company uses its historical volatility rates to calculate an estimate of expected volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore do not necessarily provide a reliable measure of the fair value of the Company's stock options.

Capital Stock

As at May 15, 2009, 18,338,074 common shares are issued and outstanding and 2,465,500 stock options remain outstanding for a fully diluted common share capital of 20,803,574.

Liquidity and Working Capital

At March 31, 2009, the Company had cash and cash equivalents of $755,054 compared to $1,140,052 at December 31, 2009 excluding cash restricted for flow-through expenditures of $342,719 (2009 - $561,039). With March 31, 2009 working capital of $3,856,410 (December 31, 2009 - $4,477,128) and basic exploration spending commitments, already funded, the Company believes the cash position is adequate to meet current needs.

Globex does not have any long-term debt or similar contractual commitments.

Marketable securities of $2,872,460 at March 31, 2009 include shares with a market valuation of $177,017 and term deposits and treasury bonds of $2,695,443, fully guaranteed by the Canadian government.

Risk

Risks beyond the control of the Company come from multiple sources.

Metal Prices: World-wide supply and demand for metals determines metal prices. Lower metal prices reduce exploration activity and thus the terms at which Globex can option its properties. The ability of the Company to market and/or develop its properties and the future profitability of the Company are directly related to the market price of metals. Metal prices also directly affect the revenue stream that Globex anticipates from mines in production. Lower metal prices equal lower or no revenue. Higher metal prices equal higher revenue.

Currency Exchange Fluctuations: Metal prices are quoted in US dollars. A strong US dollar against the Canadian dollar enhances metal revenues when translated to Canadian dollars, causing an equivalent increase in net profits. A weak US dollar shrinks potential metal revenues while mining and exploration costs in Canadian dollars remain

constant or actually increase, thus reducing profits. The viability of a mine could be determined by currency fluctuation.

Staff Recruitment and Retention: As a result of the cyclical nature of the business, the lack of job security, it is difficult to find and retain the experienced, competent individuals required to build a company: Salaries, benefits, working conditions and challenge must be competitive.

Option Revenue: Option contracts taken to term can appear extremely lucrative. However, if exploration results are poor in year 1, the property may be returned after only a single payment. These negative results may further, mean share payments received by the Company lose value. If the main target of a particular property is drilled with negative results, the property may cease to have exploration potential and thus the ability to generate future option revenue.

Success of Partners: The outcome of efforts by joint venture, option and royalty partners has a significant effect on the Company's profitability. If they are successful in achieving their goals in a timely and cost-efficient manner, the Company will benefit. Should they fail financially, technically or for other reasons, we will be negatively affected.

Government Legislation and Taxation: Flow-through financing, combined with provincial tax credits for exploring in Quebec, are potentially important sources for financing exploration programs. Any material changes in these programs could adversely affect the Company's operations.

Finding and Developing Economic Reserves: The recoverability of amounts capitalized for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development, and future profitable production or proceeds from the disposal thereof.

Other risks the Company faces are: Renegotiation of contracts, permitting, reserves estimation, environmental factors, governments not enforcing access laws and various other regulatory risks.

Forward-looking Statements

This document may contain forward-looking statements reflecting the management's expectations with respect to future events. Such forward-looking statements are dependent upon a certain number of factors and are subject to risks and uncertainties. Actual results may differ from those expected. The Company's management does not assume any obligation to update or revise these forward-looking statements as a result of new information or future events except as required by law.

Outlook

Economic and industry factors are substantially unchanged since the publication of our annual MD&A.

Despite the loss of cash flow from two producers who were forced to close in late 2009 and early 2009 due to plummeting metal prices, Globex has retained its royalties on both the Mid-Tennessee Zinc mine complex in Tennessee and the Fabie Bay mine - Magusi River claims in Quebec.

We are expecting settlement of the March shipment by Rocmec Mining Inc. to the Johnson-Matthey refinery shortly. Globex maintains a 5% Gross Metal Royalty on the first 25,000 ounces produced and 3% on all subsequent production from the Russian Kid (Rocmec 1) property.

Work is continuing on testing hydrometallurgical approaches to the treatment of Globex's magnesite-talc mineralization from our project south of Timmins, Ontario. Results continue to be better than expected. A drill campaign was completed on a section of the magnesite-talc deposit and assays have been received and are being incorporated into what will become an NI 43-101 report.

Several geologists and students have been hired and staff is busy compiling data on projects targeted for work for summer 2009. We plan to work on a dozen gold and polymetallic projects this season, in addition to the continued investment in our large magnesite-talc project and evaluating various approaches to realizing the value tied up in the Ironwood Gold Deposit.

Additional Information

This analysis should be read in conjunction with the most recent financial statements. Financial information about the Company is contained in its comparative financial statements for the quarter ended March 31, 2009 and the fiscal year ended December 31, 2009 and additional information about the Company, including the Annual Information Form (AIF), is available on SEDAR at www.sedar.com. Further, the Company posts all publicly filed documents, including the AIF and the Management Discussion and Analysis, on its website www.globexmining.com in a timely manner.

If you would like to obtain, at no cost to you, a copy of the 2009 and/or 2009 Management Discussion and Analysis, please send your request to:

Globex Mining Enterprises Inc.
86, 14th Street, Rouyn-Noranda, Quebec J9X 2J1
Telephone: 819.797.5242 Telecopier: 819.797.1470
Email: dstoch@globexmining.com

Authorization

The contents and the dissemination of this Management's Discussion and Analysis have been approved by the Board of Directors of the Company.

(Signed)
Jack Stoch
Director

(Signed)
Dianne Stoch
Director

DATED at Rouyn-Noranda, Quebec
May 15, 2009

Ref.: File no. 82-4025

Form 52-109F2R

Certification of Refiled Interim Filings

This certificate is being filed on the same day that **Globex Mining Enterprises Inc.** (the "issuer"), has refiled the interim financial statements and the MD&A.

I, Jack Stoch, President and Chief Executive Officer of **Globex Mining Enterprises Inc.**, certify the following:

1. ***Review***: I have reviewed the interim financial statements and the MD&A (together, the "interim filings") of the issuer for the interim period ending ***March 31, 2008***;

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4. ***Responsibility:*** The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*, for the issuer.

5. ***Design:*** Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a) designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i) material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii) information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b) designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1 ***Control framework:*** The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is Internal Control over Financial Reporting – Guidance for Smaller Public Companies published by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2 ***ICFR - material weakness relating to design:*** The issuer has disclosed in its annual MD&A for each material weakness relating to design existing at the financial year end

(a) a description of the material weakness

(b) the impact of the material weakness on the issuer's financial reporting and its ICFR; and

(c) the issuer's current plans, if any, or any actions already undertaken, for remediating the material weakness.

5.3 ***N/A***

6. ***Reporting changes in ICFR:*** The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on ***January 1, 2008*** and ended on ***March 31, 2008*** that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Date: **May 15, 2009**

"Signed"
Jack Stoch
President and Chief Executive Officer

Form 52-109F2R

Certification of Refiled Interim Filings

This certificate is being filed on the same day that **Globex Mining Enterprises Inc.** (the "issuer"), has *refiled the interim financial statements and the MD&A.*

I, Dianne Stoch, Secretary-Treasurer and Chief Financial Officer of Globex Mining Enterprises Inc., *certify the following:*

1. ***Review***: I have reviewed the interim financial statements and the MD&A (together, the "interim filings") of the issuer for the interim period ending ***March 31, 2008***;

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4. ***Responsibility:*** The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*, for the issuer.

5. ***Design:*** Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a) designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i) material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii) information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b) designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1 ***Control framework:*** The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is Internal Control over Financial Reporting – Guidance for Smaller Public Companies published by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2 ***ICFR - material weakness relating to design:*** The issuer has disclosed in its annual MD&A for each material weakness relating to design existing at the financial year end

(a) a description of the material weakness

(b) the impact of the material weakness on the issuer's financial reporting and its ICFR; and

(c) the issuer's current plans, if any, or any actions already undertaken, for remediating the material weakness.

5.3 ***N/A***

6. ***Reporting changes in ICFR:*** The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on ***January 1, 2008*** and ended on ***March 31, 2008*** that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Date: **May 15, 2009**

"Signed"

Dianne Stoch
Secretary-Treasurer and Chief Financial Officer

Ref.: File no. 82-4025

Globex Mining Enterprises Inc.

GMX - TORONTO STOCK EXCHANGE
G1M - FRANKFURT STOCK EXCHANGE

GLOBEX

86 14th Street
Rouyn-Noranda
Quebec J9X 2J1 Canada

Telephone: 819.797.5242
Fax: 819.797.1470
info@globexmining.com

RECEIVED
2009 MAY 29 A 5:37

May 15, 2009

VIA SEDAR
Projet SEDAR No: 01265811

To: **Autorité des marchés financiers**
Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission

Subject: **Globex Mining Enterprises Inc. ("Globex") – Amended Q1-2008 Interim Filings**

Dear Sirs:

As a result of finalizing a transaction in December 2008 which was originally accounted for in the 1st quarter ended March 31, 2008, Globex is re-stating its interim financial statements and MD&A for the period ended March 31, 2008.

We are at the same time adding disclosure information, recognized at December 31, 2008 but missed in the original 2008 interim financial statements and MD&A filings.

Yours truly

"Signed"
Jack Stoch
President and Chief Executive Officer

Ref.: File no. 82-4025

GLOBEX

GMX	Toronto Stock Exchange
G1M	Frankfurt Stock Exchange
GLBXF	OTCQX – International, USA

AMENDED AND RESTATED MANAGEMENT DISCUSSION AND ANALYSIS

Three months ended March 31, 2008 (Unaudited)

(Amended and Restated to correct Q1 option revenue and to disclose information required by the following sections of the CICA : 1535, Capital disclosure, 3862, Financial Instruments – Disclosures, 3863, Financial Instruments – Presentation and 1400, General Standards of Financial Statement Presentation – going concern)

86, 14th Street, Rouyn-Noranda, Quebec J9X 2J1 CANADA
Telephone: (819) 797.5242 Fax.: (819) 797.1470
info@globexmining.com www.globexmining.com

STATEMENT CONCERNING THE INTERIM FINANCIAL STATEMENTS

Management has compiled the unaudited interim financial statements as of March 31, 2008 and 2007. The statements have not been audited or reviewed by the Company's auditors or any other firm of chartered accountants.

GLOBEX MINING ENTERPRISES INC.

Management Discussion and Analysis

THE ANNUAL INFORMATION FORM (AIF) CONTAINS A DETAILED DISCUSSION OF THE NUMEROUS PROPERTIES HELD BY THE COMPANY.

For the three (3) month period ended March 31, 2008

Management Discussion and Analysis of Financial Results for the three month period ended March 31, 2008 should be read in conjunction with the Company's unaudited March 31, 2007 and audited December 31, 2007 financial statements and their notes. All Company public disclosure documents including the Annual Information Form and press releases are available on SEDAR. The Company website at www.globexmining.com includes all SEDAR published data and detailed property information.

Overview

Globex is a Canadian mining exploration company with a large portfolio of early to mid-stage exploration and development properties. Numerous properties are being actively explored by Globex or its option partners. Two properties, that the Company holds royalties on, are now in production and seven other properties are currently in preproduction or are subject to due diligence. The Company seeks to create shareholder value by acquiring properties, enhancing and developing them for optioning, joint venturing or vending, with the ultimate aim of production. Optioning exploration properties is one of the strategies Globex employs to manage its extensive mineral property portfolio as well as to conserve cash. This model allows Globex to acquire hard cash while ensuring its properties are being explored and still retaining an interest in any future production. The term option as related to Globex property deals should be understood as follows: in exchange for annual cash and/or share payments and an annual monetary work commitment on the property, Globex grants the Optionee the right to acquire an interest in the optioned property. An agreement typically has a multiple year term with escalating annual payments and exploration work commitments. All conditions of the agreement must be met before any interest in the property accrues to the Optionee. Generally, the option contract automatically terminates if any single payment or annual work commitment is not met. Assuming all conditions of the option agreement are satisfied, Globex would retain a Gross Metal Royalty (GMR) or other carried interest in the property. Outright property sales also include some form of royalty interest payable when projects achieve commercial production.

Globex Mining Enterprises Inc. trades on the Toronto Stock Exchange under the symbol GMX, in Europe on the Frankfurt, Munich, Stuttgart, Berlin and Xetra exchanges under the symbol G1M and GLBXF on the International Premier OTCQX in the USA.

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and all monetary values are expressed in Canadian dollars unless otherwise expressly stated.

Summary of Quarterly Results

The following table shows selected results by quarter for the last eight quarters.

	2008	2007				2006		
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Total revenues	$ 3,396,136	$ 341,945	$ 474,997	$ 160,305	$ 202,521	$ 578,333	$ 833,390	$ 405,629
Net earnings (loss)	2,184,579	17,935	(361,594)	(509,763)	(44,981)	724,938	(287,383)	197,728
Net earnings (loss) per share								
- basic	0.11	-	(0.02)	(0.03)	-	0.05	(0.02)	0.01
- diluted	0.11	-	-	-	-	0.03	-	0.01

Results of Operations

During the first quarter 2008, Globex reported a net earning before income and mining taxes of $3,134,628, compared to a net loss of $44,981 in 2007. Option income of $3,015,925 (2007 - $117,000) includes 3,886,018 shares of First Metals Inc. valued at $0.69375 per share and $250,000. In addition, Plato Gold Corp. continued the Vauquelin,

township, option with a payment of $25,000; Animiki Mining Corporation Ltd. and C2C Gold Corporation Inc. option of the Blackcliff Property, Malartic township, contributed $25,000 and a new option agreement with Ressources minières Processor inc. for option of the Bateman Bay and Grandroy properties in McKenzie and Roy townships, adding $20,000 to option income.

Partial sales of mineral properties are accounted for by applying the proceeds from such sales to the carrying costs of the property and reducing these costs to nil prior to recognizing any gains. Shares received under option agreements are valued at the closing price on the contract date and may be discounted to reflect managements' view of the carrying value of the shares received.

Metal royalty income of $331,026 (2007 – nil) was generated by First Metals Inc. production from the Fabie Mine, Hebecourt township, which officially reached commercial production effective March 1, 2008. Production is subject to a 2% net metal return. In addition, Globex is entitled to a 10% net profit royalty on all production from the Fabie Mine and the nearby Magusi River property, after the recovery of $10 million in capital cost by First Metals.

Gain on the sale of marketable securities of $4,239 (2007 - $36,434) resulted from the sale of Gold Bullion Development Corp. and Rocmec Mining Inc. shares. These shares were acquired when Optionees paid a portion of their option payments in common shares, recognized by the Company as income in the appropriate period.

Interest income of $43,765 (2007 – $41,969) earned mainly from GIC's reflects cash on hand committed to future exploration programs.

Total expenses to March 31, 2008 were $261,508 compared to $247,503 in 2007. Overall costs were 6% higher than the same period in 2007 due mainly to planned annual salary increases.

A stronger American dollar and Euro translated into a gain on foreign exchange of $21,981. The Company has Reclamation Bonds in US dollars and maintains limited foreign currency cash accounts.

Property and equipment additions in 2008 were $12,912 (2007 - $6,205). The Company acquired a new display booth for conference and convention use. Amortization at $12,478 in 2008 was greater than 2007 by $4,689.

First quarter 2008 deferred exploration expenditures at $870,254 exceeded 2007 exploration spending of $273,559. Globex's 2008 commitment to flow-through spending is now $1,619,321.

Exploration Activities and Mining Properties

The Company, to the best of its ability, conducts exploration activities in compliance with "Exploration Best Practices Guidelines" established by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) standards with exploration programs planned and managed by "Qualified Persons" who ensure that QA/QC practices are consistent with National Instrument 43-101 standards. On all projects, diamond drill core is sampled by a Qualified Person and is split in half with one-half of the core analyzed, in the case of gold, by standard fire assay with atomic absorption or gravimetric finish at an independent, registered commercial assay laboratory. The second-half of the drill core is retained for future reference. Other elements are determined in an industry acceptable manner, for either geochemical trace signatures or metal ore grades.

A National Instrument 43-101 compliant technical report was received at the end of February for the Cadillac township, Quebec, Ironwood gold deposit, held in a 50/50 Globex/Queenston joint venture. The gold zone is located on the Wood-Pandora property. The report, dated February 26, 2008, stipulates that 243,200 tonnes of an "Inferred Mineral Resource" has been outlined grading 17.26 grams per tonne gold. This report was posted on SEDAR as of March 19, 2008. The joint venture is currently reviewing exploration and development options for the project. A metallurgical study has been initiated to study which process will be the most economic gold recovery method for this deposit.

First Metals Inc. submitted an application to extract a 50,000 tonne bulk sample from Globex's Magusi River massive sulphide deposit in January 2008 and received approval on March 13, 2008 to proceed. In related news, First Metals achieved commercial production at the adjoining Fabie Bay copper deposit on March 1, 2008. First Metals delivered a $250,000 cash payment to Globex to finalize the project purchase agreement and also issued to Globex 3,886,018 shares of First Metals in conformity with the purchase agreement. This occurred on April 25, 2008 at the Globex "Open House" hosted by Globex and First Metals, in Rouyn-Noranda, Quebec. Globex retains two royalties on all mineral

production from these deposits and surrounding property.

During January 2008, Globex optioned the copper-gold, Chibougamau area, Bateman Bay Mine and the Grandroy Mine to Ressources minières Processor inc. Globex received and will receive cash and shares as well as a Gross Metal Royalty from all mineral production from the properties.

Line cutting was completed on the Lyndhurst base metal project in Destor and Poularies townships, Quebec, in late 2007. An advanced, deep sensing, induced polarization (IP), resistivity and magnetotelluric resistivity (MT) survey contract was negotiated at the end of this quarter with Quantec Geoscience Inc. The Titan 24 survey will cover the previously mined Lyndhurst shaft area as well as Globex's deep massive sulphide "Moses Zone" discovery. This work is scheduled to begin in early May. In addition, review and compilation efforts are on-going, centered on areas of known shallow massive sulphide mineralization in the area of the Lyndhurst shaft. It is anticipated that targets generated by this and the geophysical work will be tested later in the year.

The initial phase of surface diamond drilling on the Normetal Mine property in Des Meloizes township Quebec was completed in late January, 2008 totalling 4,306.9 meters in twenty-two drill holes. Core logging is now complete and most assays have now been received. Results are being reviewed and a final report is pending.

A two-hole drill program was completed on the Zulapa project in Tiblemont township, Quebec, for a total of 604.8 meters. Work targeted a historic magmatic copper-nickel zone. A combined induced polarization (IP) and resistivity survey was also completed by Larder Geophysics during this work period. Sub-economic base metal values were encountered by the drilling. Some assay results have still not been received. The final review and report of work are still pending.

The field work component of exploration on the Parbec gold project in Malartic township, Quebec was completed late February 2008. Six diamond drill holes were completed totalling 3,721.8 meters in widely spaced drilling on the gold localizing Larder-Cadillac fault structure. This shear hosts three zones of gold mineralization at it's northern boundary. In addition the property has a 580 meter long decline which was driven by previous operators to a vertical depth of about 100 meters in the southern wall rock of this shear structure. Core logging is complete. Core assays for this work are just beginning to arrive. Final maps and reports of geophysical work carried out by Larder Geophysics have been received, consisting of a ground magnetometer survey and combined induced polarization (IP) and resistivity surveys.

In Nova Scotia, disappointing assay results and a final report of a due diligence nature were received from a Maguma, auriferous quartz stockwork hosted property, with the project being returned to the original vendors. In addition, due diligence work consisting of prospecting and small scale geophysical surveying continued but was hampered by heavy snows on a porphyry-style project in Cape Breton. An agreement to option a base metal in the Cheticamp area of the Cape Breton Highlands was also completed, with initial diamond drill testing expected to be carried out later this year.

Also in Nova Scotia, Acadian Mining Corp. announced additional assay results on the Getty lead-zinc deposit in February, 2008. The Getty deposit is subject to a 1% Gross Metal Royalty held by Globex.

During March, 2008, Rocmec Mining Inc. announced additional gold intersections from the Boucher Zone on Globex's Russian Kid gold royalty property, while Strategic Resource Acquisition Inc reported new zinc zones and progress toward production at the Gordonsville base metal mine in Tennessee. Also, option partners C2C Gold Corporation Inc. and Animiki Mining Corporation Ltd. reported gold intersections from diamond drilling on Globex's 50% owned Blackcliff project.

During this Q1 period, the Company continued some of its laboratory work on magnesite ores in conjunction with hydro-metallurgical firm Drinkard Metalox Inc. This work was carried out on representative, "quartered" drill core from previously completed diamond drill hole TM-03. In a press release dated April 28, 2008, the Company announced that Globex and Drinkard Metalox had signed a binding letter of intent in order to initiate bench and pilot scale test work under a joint venture arrangement. This joint venture (Globex 75%: Drinkard 25%) will undertake scoping level test work to ascertain the applicability and economic viability of hydro-metallurgy techniques to produce magnesia (MgO) and other magnesium compounds from Globex's Timmins magnesite-talc-silica deposit located in Deloro township, Ontario. This well known, magnesite-talc-silica deposit has a historical, non NI 43-101 conformable resource of over 100 million tonnes of minable material. The Company is particularly pleased with this new relationship with Drinkard Metalox Inc. and the potential development of Globex's magnesite deposit.

Total cash exploration spending in 2008 amounted to $870,254 (2007 - $273,559). Mining property taxes totalled $12,081 (2007 - $16,607).

The Company believes that the carrying cost or book value of mining and exploration properties owned by the Company may not fairly represent its assets for any one of the following reasons: 1) Many of the Company's mineral properties were acquired over a 25-year period at nominal costs when commodity prices, and thus property values, were much lower than today; 2) An exploration property, previously optioned, may have been reduced to zero cost as a result of option payments received. If the option contract was not completed, the property is still an asset of the Company, for example, the Mooseland property in Halifax county; and 3) According to Canadian generally accepted accounting principles, if no significant work has been done on a mineral property in the past 3 years, it must be written off. The property continues to be held by the Company and may have value as a result of mineral deposits thereon and untested exploration targets.

Disclosure Controls and Procedures

Management is responsible for the information disclosed in this document and has in place the appropriate information systems, procedures and controls to ensure that information used internally by management and disclosed externally is, in all material respects, complete and reliable. The Chief Executive Officer and the Chief Financial Officer have evaluated the effectiveness of the Company's disclosure controls and procedures as of the end of the period ended March 31, 2008. Based on that evaluation and since the identification and application of new accounting standards was not made in the quarterly financial statement of March 31, 2008 within the required period and that is considered a material weakness, they assess that Disclosure Controls and Procedures are ineffective for the period ending March 31, 2008. Consequently, the interim financial statement of March 31, 2008 does not disclose the information required to be implemented on January 1st, 2008 by the following sections of the CICA: 1535, Capital disclosure, 3862, Financial Instruments - Disclosures, 3863, Financial Instruments - Presentation and 1400, General Standards of Financial Statement Presentation - going concern. These omissions have no affect on the amounts presented in interim financial statement of March 31, 2008. This material weakness has been corrected in this report and in the financial statements for the period ended March 31, 2008.

Internal Control over Financial Reporting

During the period ended March 31, 2008, the Company evaluated the design of internal controls over financial reporting (ICFR) for its operating and accounting systems. As the evaluation of the disclosure controls and procedures mentioned above, the design of internal controls over financial reporting was evaluated as defined in the Multilateral Instrument 52-109. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that, ICFR are ineffective for the period ending March 31, 2008 since the identification and application of new accounting standards was not made in the quarterly financial statements of March 31, 2008 within the required period and that is considered a material weakness. Consequently, the interim financial statements of March 31, 2008 does not disclose the information required to be implemented on January 1st, 2008 by the following sections of the CICA: 1535, Capital disclosure, 3862, Financial Instruments - Disclosures, 3863, Financial Instruments - Presentation and 1400, General Standards of Financial Statement Presentation - going concern. This material weakness has been corrected in this report and in the financial statements for the period ended March 31, 2008.

Procedures have been implemented to address this material weakness such as controller's knowledge update on a regular basis about new accounting standards and the intention to reference an external consultant to validate the implementation of new accounting standards from the first quarter of 2009.

Related Party Transactions

In 2008, the Company made the payments described below to two shareholders, both of whom are officers and directors of the Company, and to a company controlled by a shareholder. A summary of related party transactions including all remuneration paid out for services provided follows:

	2008	2007
Compensation - Jack Stoch, President and CEO	$ 40,000	$ 22,500
Compensation - Dianne Stoch, Secretary-Treasurer and CFO	30,000	18,000
Rent - office, core shack and core storage and equipment	9,300	5,300
Cadillac - Wood Gold Mine property option	-	425,250
	$ 79,300	$ 471,050

The Board of Directors increased the annual compensation to $160,000 for Jack Stoch (President and CEO) and $120,000 for Dianne Stoch (Secretary-Treasurer and CFO) for the 2008 fiscal year. The Board believes that the current compensation is more in line with the remuneration received by officers of mineral exploration peer group companies.

Changes in Accounting Policy

Capital Disclosures
On January 1, 2008, the Company adopted the new Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1535, "Capital Disclosures". This standard establishes guidelines for disclosure of information regarding an entity's capital which will enable users of its financial statements to evaluate an entity's objectives, policies and procedures for managing capital.

Financial Instruments - Disclosures
On January 1, 2008, the Company adopted the new CICA Handbook Section 3862, "Financial Instruments - Disclosures". This section describes the required disclosures related to the significance of financial instruments on the Company's financial position and performance, the nature and extent of risks arising from financial instruments to which the Company is exposed and how the Company manages those risks. This section complements the principles of recognition, measurement and presentation of financial instruments of Section 3855, "Financial Instruments - Recognition and Measurement", Section 3863, "Financial Instruments - Presentation", and Section 3865, "Hedges". The additional disclosures required by this new Standard are provided in the note on "Financial Instruments".

Financial Instruments - Presentation
On January 1, 2008, the Company adopted the new CICA Handbook Section 3863, "Financial Instruments - Presentation". This section retains, unchanged, the standards for presentation of financial instruments as either liabilities or equity and the related income and expenses which were previously contained in Section 3861 "Financial Instruments - Presentation and Disclosure". The adoption of this standard had no effect on the Company's interim financial statements.

Going concern
On January 1, 2008, the Company adopted the new CICA Handbook Section 1400, "General Standards of Financial Statement Presentation" to include requirements to assess an entity's ability to continue as a going concern and disclose material uncertainties related to events or conditions that may cast significant doubt upon the entity's ability to continue as a going concern. The adoption of this standard had no effect on the Company's interim financial statements.

Future Accounting Changes

International Financial Reporting Standards
The Accounting Standards Board of Canada ("AcSB") plans to converge Canadian GAAP for publicly accountable enterprises with International Financial Reporting Standards ("IFRS") over a transition period that will end effective January 1, 2011 with the adoption of IFRS. The AcSB announced on February 13, 2008 that IFRS will be required in 2011 for publicly accountable profit-oriented enterprises. The changeover date is for interim and annual financial statements relating to fiscal years beginning at the latest on January 1, 2011. The Company will convert to these new standards according to the timetable set with these new rules. The Company is currently assessing the future impact of these new standards on its consolidated financial statements. As a small company, this task is onerous. Therefore, outside professional consultants have been engaged to assist with the process of analyzing and addressing the differences between Canadian GAAP and IFRS relevant to Globex. Results of an initial assessment of the impact of the required changes to accounting systems, business processes, and requirements for personnel training and development is anticipated in 2009.

Goodwill and intangible assets
Issued in February 2008, Section 3064, will replace Section 3062, "Goodwill and other intangible assets", and Section 3450, "Research and development costs". Various changes have been made to other sections of the CICA Handbook for consistency purposes including but not limited to the withdrawal of EIC 27 "Revenues and expenditures during the pre-operating period" and updates to AcG-11"Enterprises in the development stage". The new section will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company will adopt the new standards for its interim period and fiscal year beginning January 1, 2009. It establishes standards for the

recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. As at March 31, 2008, the Company is currently assessing the impact of this new policy on its consolidated financial statements.

Financial Instruments

Canadian generally accepted accounting principles require that the Company disclose information about the fair value of its financial assets and liabilities. Fair value estimates are made at the balance sheet date based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties in significant matters of judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates. The carrying value of cash and cash equivalents, cash restricted for flow-through expenditures, accounts receivable, accounts payable and accrued liabilities approximate their fair values due to their immediate or short-term nature. The fair value of marketable securities is based on quoted market prices.

Stock-based Compensation

Recognition of contribution to the success of the Company through stock-based compensation conserves cash and acts as an incentive for employees and service providers to maintain their high level of participation. The Company records stock options granted using a fair value based method of accounting, the Black-Scholes model, to estimate fair value.

In the first quarters of 2008 and 2007, the Company did not grant stock options. A stock option, assigned a fair value of $700, was exercised in March 2008 and 150,000 stock options with a fair value of $418,293, expired/matured without being exercised.

The Company cautions that the Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions. The Company's stock options are not transferable and cannot be traded, thus the Black-Scholes model may overestimate the actual value of the options that the Company has granted. Further, the Black-Scholes model also requires an estimate of expected volatility. The Company uses its historical volatility rates to calculate an estimate of expected volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore do not necessarily provide a reliable measure of the fair value of the Company's stock options.

Further, the determined fair value is charged to operations with an offsetting amount credited to Contributed Surplus. Upon exercise of an option, the corresponding fair value stored in Contributed Surplus is transferred to Capital Stock, recognizing the fair value cost of the stock issued. It should be noted however, that if an option matures without being exercised, the fair value credited to Contributed Surplus remains in that account ad infinitum.

Capital Stock

As at March 31, 2008, 17,832,674 common shares are issued and outstanding and 2,255,500 stock options remain outstanding for a fully diluted common share capital of 20,088,174.

Liquidity and Working Capital

At March 31, 2008, the Company had cash and cash equivalents of $1,693,133 compared to $2,242,511 at December 31, 2007 excluding cash restricted for flow-through expenditures of $1,619,321 (2007 - $2,477,000). With March 31, 2008 working capital of $10,318,571 (December 31, 2007 - $8,956,268), exploration spending is expected to exceed $2.4 million for 2008, already funded, the Company believes the cash position is adequate to meet current needs. Globex does not have any long-term debt or similar contractual commitments.

On March 31, 2008, the Company repurchased 4,100 common shares under its normal course issuer bid (NCIB) for $10,393 ($2.53 per share).

Financial Instruments and risk management

Fair value of financial instruments

The carrying value of cash and cash equivalents, cash restricted for flow-through expenditures, reclamation bonds, accounts receivable, accounts payable and accrued liabilities approximate their fair values due to their immediate or short-term nature. The fair value of marketable securities is based on quoted market prices.

The Company accrued option revenue of 3,886,018 shares of First Metals inc., a public company, as consideration of an option revenue contract. Because the shares are restricted to be sold for a period of 4 months, the fair value of the shares was estimated using a valuation technique which incorporates a probability weighted approach applied to discounted future cash flows and the market price of the shares. Based on the independent evaluator report, the fair value of the shares was estimated at $2,695,925 ($0.69375 per share).

Risk management

The Company, through its financial assets and liabilities, has exposure to the following financial risks: credit risk, liquidity risk, foreign exchange risk, and interest rate risk. The following analysis provides a measurement of risks as at the balance sheet date of March 31, 2008.

At March 31, 2008, the Company had $1.1 million in financial instruments, classified as marketable securities on the balance sheet. The Company's remaining cash and cash equivalents and cash restricted for flow-through expenditures are distributed between two Canadian banking institutions, members of the Canadian Deposit Insurance Corporation (CDIC): CDIC, a federal Crown Corporation, insures deposits to a maximum of $100,000 per individual institution.

Credit risk

The Company does not believe it is subject to any significant concentration of credit risk. Cash and cash equivalents are in place with major financial institutions and corporations.

The maximum exposure to credit risk at the reporting date was:

	2008	2007
Cash and cash equivalents	$ **1,693,133**	$ 2,242,511
Cash restricted for flow-through expenditures	**1,619,321**	2,477,000
Accounts receivable (less non-cash items of $2,695,925)	**877,335**	514,320
	4,189,789	5,233,831

Cash equivalents and restricted cash for flow-through expenditures mature between 30 and 90 days from the date of the investment with an average interest rate of 3.7% (2007 - 3.9%).

Accounts receivable are mainly made up of taxes receivable and receivables from government authorities. As these receivables arise from legislative measures they do not represent a high credit risk. Allowance for doubtful accounts was nil in Q1 2008 and $4,000 in 2007.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage, as outlined in note 15 "Capital Disclosures". It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors reviews and approves the Company's operating and capital budgets, as well as any material transactions out of the ordinary course of business. The Company has financed its exploration and mining activities through flow-through shares, operating cash flows and the utilization of its liquidity reserves.

Contractual maturities of financial liabilities are all under one year.

Foreign exchange risk

As at March 31, 2008, the Company has no US dollars.

Interest rate risk

The Company is not exposed to a significant interest rate risk since the Company has no credit facility.

The large majority of the cash and cash equivalents and cash restricted for flow-through expenditures is invested in Canadian dollar denominated short term instruments with fixed interest rates.

Only the interest revenue arising from the balance of operating cash accounts is therefore subject to interest rate fluctuations.

Based on the balances outstanding during the period ended March 31, 2008, a 1% increase (decrease) in the interest rate index would have no significant impact on earnings before income taxes.

Capital Disclosure

The Company is currently not subject to externally imposed capital requirements. The Company defines its capital as being constituted by its shareholders' equity. The Company manages its capital structure based on the relationship between the cash surplus, itself composed of financial liabilities, net of cash and cash equivalents, cash restricted for flow-through expenditures and shareholder's equity.

The company's capital management objectives are to:

i. Have sufficient capital to be able to meet the Company's mining properties exploration and mining development plan in order to ensure the growth of the activities.

ii. Have sufficient access to liquidity to fund the exploration expenses and the working capital requirements.

The Company monitors capital on the basis of the cash surplus to equity ratio. These ratios at March 31, 2008 and December 31, 2007 were as follows:

		2008		2007
Cash and cash equivalents	**$**	**1,693,133**	$	2,242,511
Cash restricted for flow-through expenditures		**1,619,321**		2,477,000
		3,312,454		4,719,511
Exploration expenditure obligations		**(1,619,321)**		(2,477,000)
Cash surplus		**1,693,133**		2,242,511
Shareholders' equity		**15,260,055**		14,641,809
Cash surplus / Shareholders' equity		**0.11 : 1**		0.09 : 1

Risks

Risks beyond the control of the Company come from multiple sources.

Metal Prices: World-wide supply and demand for metals determines metal prices. Higher metal prices spur exploration activity and thus drive up the terms at which Globex can option its properties. The ability of the Company to market and/or develop its properties and the future profitability of the Company are directly related to the market price of metals. Metal prices also directly affect the revenue stream that Globex anticipates from mines in production. Lower metal prices equal lower revenue. Higher metal prices equal higher revenue.

Currency Exchange Fluctuations: Metal prices are quoted in US dollars. The recent weakness of the US dollar against the Canadian dollar shrinks potential metal revenues when translated into Canadian dollars while mining and exploration costs in Canadian dollars remain constant or actually increase. The viability of a mine could be determined by currency fluctuation.

Staff Recruitment and Retention: Following the last down-cycle in the metal market, many experienced mining exploration geologists and technicians changed careers. Some universities closed their geology departments. As a result of the cyclical nature of the business, it is very difficult to find and retain the experienced, competent individuals required to build a company. Salaries, benefits and working conditions have risen dramatically and need to be competitive.

Option Revenue: Option contracts taken to term can appear extremely lucrative. However, if exploration results are poor in year 1, the property may be returned after only a single payment. These negative results may further, mean share payments received by the Company lose value. If the main target of a particular property is drilled with negative results, the property may cease to have exploration potential and thus the ability to generate future option revenue.

Success of Partners: The outcome of efforts by joint venture, option and royalty partners has a significant effect on the Company's profitability. If they are successful in achieving their goals in a timely and cost-efficient manner, the Company will benefit. Should they fail financially, technically or for other reasons, we will be negatively affected.

Government Legislation and Taxation: Flow-through financing, combined with provincial tax credits for exploring in Quebec, are potentially important sources for financing Globex's exploration programs. Any material changes in these programs could adversely affect the Company's operations.

Finding and Developing Economic Reserves: The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development, and future profitable production or proceeds from the disposal thereof.

Other risks the Company faces are: renegotiation of contracts, permitting, reserves estimation, environmental factors, governments not enforcing access laws and various other regulatory risks.

Forward-looking Statements

This document may contain forward-looking statements reflecting the management's expectations with respect to future events. Such forward-looking statements are dependent upon a certain number of factors and are subject to risks and uncertainties. Actual results may differ from those expected. The Company's management does not assume any obligation to update or revise these forward-looking statements as a result of new information or future events except as required by law.

Outlook

The Company is optimistic about the future with a number of optionees at or approaching production.

First Metals Inc. declared commercial production on March 1, 2008 at its Fabie Mine in Hebecourt township: Shares, cash and royalty revenue added $3.4 million to Globex's gross revenue in 1st quarter 2008. Production is subject to a 2% net metal return payable to Globex. A 10% net profit return is payable after the recoup of $10 million in capital costs by First Metals Inc. The Magusi River property is subject to the same royalty and net profit terms.

Strategic Resource Acquisition Corporation ("SRA"), which owns significant zinc assets in Tennessee, USA, expects to be in full production by mid-2008. In addition to owning 632,000 common shares of SRA, Globex has a 1.4% gross overriding royalty on all zinc production at an LME zinc price of, at or over US$1.10 or 1% on all zinc production between US$0.90 and US$1.09.

According to their press release dated May 8, 2007, Rocmec Mining Inc. started "regular ore shipments" to Xstrata's Rouyn-Noranda smelter. A net metal royalty of 5% on all metals generated in the production of the first 25,000 gold ounces and 3% on all metals produced thereafter is due from Rocmec on all production from the Russian Kid Mine. On April 30, 2008, Rocmec announced the purchase of a 75 tonne per day mill which is expected to be operational by mid-October 2008.

2008 Royalties from mine production are expected to provide the Company with a revenue stream to supplement its hard cash needs.

Our principal exploration focus continues to be the Wood-Pandora joint venture project, in Cadillac township: An independent NI 43-101 compliant resource evaluation of this mineralized body was completed in late February 2008 indicating a NI 43-101 conformable inferred resource of 243,000 tonnes grading 17.26 g/t Au.

2008 exploration is fully funded by 2007 flow-through share financings. Significant work is on-going at Lyndhurst, Zulapa, Parbec and Tonnancour properties as well as several others.

The Company is actively seeking optionees for its numerous and multi-stage exploration properties.

Subsequent to March 31, 2008, the Company signed a Binding Letter of Intent with Drinkard Metalox for advanced test work on magnesite ore from the Deloro property in Timmins, Ontario.

Additional Information

This analysis should be read in conjunction with the most recent financial statements. Financial information about the Company is contained in its comparative financial statements for the quarter ended March 31, 2008 and the fiscal year ended December 31, 2007 and additional information about the Company, including the Annual Information Form (AIF), is available on SEDAR at www.sedar.com. Further, the Company posts all publicly filed documents, including the AIF and the Management Discussion and Analysis, on its website www.globexmining.com in a timely manner.

If you would like to obtain, at no cost to you, a copy of the 2008 and/or 2007 Management Discussion and Analysis, please send your request to:

Globex Mining Enterprises Inc.
86, 14th Street, Rouyn-Noranda, Quebec J9X 2J1
Telephone: 819.797.5242 Telecopier: 819.797.1470
Email: dstoch@globexmining.com

Authorization

The contents and the dissemination of this Management's Discussion and Analysis have been approved by the Board of Directors of the Company.

(Signed)
Jack Stoch
Director

(Signed)
Dianne Stoch
Director

DATED at Rouyn-Noranda, Quebec

May 15, 2009

Ref.: File no. 82-4025

Globex Mining Enterprises Inc.

GMX - TORONTO STOCK EXCHANGE
G1M - FRANKFURT STOCK EXCHANGE

GLOBEX

86 14th Street
Rouyn-Noranda
Quebec J9X 2J1 Canada

Telephone: 819.797.5242
Fax: 819.797.1470
info@globexmining.com

RECEIVED

2009 MAY 29 A 5:37

May 15, 2009

VIA SEDAR
Projet SEDAR No: 01265815

To: **Autorité des marchés financiers**
Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission

Subject: **Globex Mining Enterprises Inc. ("Globex") – Amended Q1-2008 Interim Filings**

Dear Sirs:

As a result of finalizing a transaction in December 2008 which was originally accounted for in the 1st quarter ended March 31, 2008, Globex is re-stating its interim financial statements and MD&A for the period ended March 31, 2008.

We are at the same time adding disclosure information, recognized at December 31, 2008 but missed in the original 2008 interim financial statements and MD&A filings.

Yours truly

"Signed"
Jack Stoch
President and Chief Executive Officer

Ref.: File no. 82-4025

2009 MAY 29 A 5:37

GLOBEX

GMX	Toronto Stock Exchange
G1M	Frankfurt Stock Exchange
GLBXF	OTCQX – International, USA

AMENDED AND RESTATED INTERIM REPORT

Three months ended March 31, 2008 (Unaudited)

(Amended and Restated to correct Q1 option revenue and to disclose information required by the following sections of the CICA : 1535, Capital disclosure, 3862, Financial Instruments – Disclosures, 3863, Financial Instruments – Presentation and 1400, General Standards of Financial Statement Presentation – going concern)

86, 14th Street, Rouyn-Noranda, Quebec J9X 2J1 CANADA
Telephone: (819) 797.5242 Fax.: (819) 797.1470
info@globexmining.com www.globexmining.com

STATEMENT CONCERNING THE INTERIM FINANCIAL STATEMENTS

Management has compiled the unaudited interim financial statements as of March 31, 2008 and 2007. The statements have not been audited or reviewed by the Company's auditors or any other firm of chartered accountants.

GLOBEX MINING ENTERPRISES INC.

Interim Consolidated Balance Sheets

Period ending March 31, 2008 and year ending December 31, 2007

	2008 (Unaudited)	2007 (Audited)
Assets		
Current assets		
Cash and cash equivalents	$ **1,693,133**	$ 2,242,511
Cash restricted for flow-through expenditures (*note 6*)	**1,619,321**	2,477,000
Marketable securities	**3,110,521**	3,791,908
Accounts receivable	**3,573,260**	514,320
Quebec refundable tax credit and mining duties refunds	**907,517**	907,517
Prepaid expenses	**46,804**	4,629
	10,950,556	9,937,885
Reclamation bonds	**117,466**	109,665
Property and equipment	**340,317**	339,882
Mineral properties and deferred exploration expenses	**6,788,451**	5,936,787
	18,196,790	16,324,219
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	**308,094**	981,617
Income tax payable	**323,891**	-
	631,985	981,617
Future income and mining taxes	**2,304,750**	700,793
Shareholders' equity		
Share capital		
Authorized: Unlimited common shares with no par value		
Issued and fully paid: 17,832,674 common shares		
(2007 - 17,822,674 common shares) (*note 7*)	**43,499,253**	44,566,116
Contributed surplus	**2,499,755**	2,500,455
Deficit	**(31,770,633)**	(33,955,212)
Accumulated other comprehensive income (*note 11*)	**1,031,680**	1,530,450
	15,260,055	14,641,809
	18,196,790	16,324,219

Approved by the Board

(Signed)
Jack Stoch, Director

(Signed)
Dianne Stoch, Director

GLOBEX MINING ENTERPRISES INC.

Interim Consolidated Statements of Operations and Comprehensive Income

Periods ended March 31, 2008 and 2007

(Unaudited)	Three months 2008	2007
Revenues		
Option income	$ **3,015,925**	$ 117,000
Metal royalty income	**331,026**	-
Gain on sale of marketable securities	**4,239**	36,435
Interest income	**43,765**	41,969
Other	**1,181**	7,118
	3,396,136	202,521
Expenses		
Amortization	**12,478**	7,789
(Gain) loss on foreign exchange translation	**(21,981)**	909
Administration costs	**119,408**	114,196
Professional fees and outside services	**131,039**	99,297
Write down of mineral properties and deferred exploration expenses	**20,564**	25,311
	261,508	247,503
Earnings (loss) before income and mining taxes	**3,134,628**	(44,981)
Income taxes	**323,891**	-
Future income and mining tax expense (recovery)	**626,158**	-
Net earnings (loss)	**2,184,579**	(44,981)
Net earnings (loss) per common shares *(note 8)*		
Basic and diluted	**0.11**	-
Deficit		
Balance, beginning of period	**(33,955,212)**	(32,936,505)
Net earnings (loss)	**2,184,579**	(44,981)
Share issue expenses	**-**	(1,191)
Balance, end of period	**(31,770,633)**	(32,982,677)
Other comprehensive income, net of taxes		
Changes in unrealized gains on available-for-sale marketable securities		
Unrealized (losses) gains arising during the period, net of taxes of $92,364 (2007 - $60,950)	**(494,531)**	355,179
Reclassification in net earnings (loss) on gains realized from available-for-sale marketable securities, net of taxes of zero (2007 - $ 5,693)	**(4,239)**	(30,742)
	(498,770)	324,437
Net earnings (loss)	**2,184,579**	(44,981)
Comprehensive income	**1,685,809**	279,456

GLOBEX MINING ENTERPRISES INC.

Interim Consolidated Statements of Cash Flows

Periods ended March 31, 2008 and 2007

	Three months 2008	2007
Operating activities		
Net earnings (loss)	$ **2,184,579**	$ (44,981)
Items not affecting cash:		
Option income received in marketable securities	**(2,695,925)**	-
Amortization	**12,478**	7,789
Reinvested revenues on reclamation bond	**(7,801)**	588
Gain on sale of marketable securities	**(4,239)**	(36,434)
Write down of mineral properties and deferred exploration expenses	**20,564**	25,311
Future income and mining tax expense (recovery)	**626,158**	-
Changes in non-cash operating working capital items (*note 12*)	**(754,822)**	199,410
	(619,008)	151,683
Financing activities		
Issuance of share capital	**2,600**	40,470
Share capital issue expenses	**-**	(1,191)
	2,600	39,279
Investing activities		
Acquisition of property and equipment	**(12,912)**	(6,205)
Deferred exploration expenses	**(870,254)**	(273,559)
Mineral properties acquisitions	**(1,975)**	(61,488)
Proceeds on sale of marketable securities	**4,206,960**	54,885
Acquisition of marketable securities	**(4,112,468)**	1,121,098
Cash restricted for flow-through expenditures	**857,679**	(1,117,618)
	67,030	(282,887)
Net increase (decrease) in cash and cash equivalents	**(549,378)**	(91,925)
Cash and cash equivalents, beginning of period	**2,242,511**	330,213
Cash and cash equivalents, end of period	**1,693,133**	238,288

GLOBEX MINING ENTERPRISES INC.

Interim Consolidated Statements of Deferred Exploration Expenditures

Periods ended March 31, 2008 and 2007

		Three months	
		2008	2007
Current expenses			
Geology	$	**76,680**	35,783
Labour		**54,600**	14,187
Consulting		**5,734**	2,337
Geophysics		**112,276**	155,472
Drilling		**463,426**	17,816
Laboratory analysis		**45,964**	3,833
Core shack rental and storage		**9,062**	15,018
Equipment rental		**18,545**	10,391
Mining property tax		**12,081**	16,607
Transport & road access		**35,873**	320
Permits		**494**	492
Reports and maps		**1,611**	784
Supplies		**11,434**	520
Line cutting		**22,472**	-
Total current exploration expenses		**870,254**	273,560
Deferred exploration expenses - beginning of period		**3,123,793**	1,620,369
Exploration expenses written down		**(20,564)**	(25,311)
Deferred exploration expenses - end of period		**3,973,483**	1,868,618

Notes to the Interim Consolidated Financial Statements

March 31, 2008 (unaudited)

1. Description of the business

Globex Mining Enterprises Inc. ("Globex") is a Canadian exploration company with a North American portfolio of properties with gold, copper, zinc, silver, platinum, palladium, uranium, magnesium and talc potential. Globex trades on the Toronto Stock Exchange under the symbol GMX, in Europe on the Frankfurt, Munich, Stuttgart, Berlin and Xetra exchanges under the symbol G1M and GLBXF on the International Premier OTCQX, USA. The Company seeks to create shareholder value by acquiring mineral properties, enhancing them and either optioning, selling or joint venturing them or developing them to production.

The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development, and future profitable production or proceeds from the disposal thereof.

Globex's current net assets combined with projected option and royalty revenues cause management to believe that the Company can operate as a going concern for the foreseeable future.

2. Changes in accounting policies

Capital Disclosure

On January 1, 2008, the Company adopted the new Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1535, "Capital Disclosures". This section established guidelines for disclosure of information regarding an entity's capital which will enable users of its financial statements to evaluate an entity's objectives, policies and procedures for managing capital. Note 15 contains the disclosures required by this new Standard.

Financial Instruments - Disclosures

On January 1, 2008, the Company adopted the new CICA Handbook Section 3862, "Financial Instruments - Disclosures". This section describes the required disclosures related to the significance of financial instruments on the Company's financial position and performance, the nature and the extent of risks arising from financial instruments to which the Company is exposed and how the Company manages those risks. This section complements the principles of recognition, measurement and presentation of financial instruments of Section 3855, Financial Instruments - Recognition and measurement", Section 3863, "Financial Instruments - Presentation", and Section 3865, "Hedges". The additional disclosures required by this new Standard are provided in note 14.

Financial Instruments - Presentation

On January 1, 2008, the Company adopted the new CICA Handbook Section 3863, "Financial Instruments - Presentation". This section retains, unchanged, the standards for presentation of financial instruments as either liabilities or equity and their related income and expenses which were previously contained in Section 3861 "Financial Instruments - Presentation and Disclosure". The adoption of this standard had no effect on the Company's financial statements.

Going concern

On January 1, 2008, the Company adopted the new CICA Handbook Section 1400, "General Standards of Financial Statement Presentation" to include requirements to assess an entity's ability to continue as a going concern and disclose material uncertainties related to events or conditions that may cast significant doubt upon the entity's ability to continue as a going concern. The adoption of this standard had no effect on the Company's financial statements.

Notes to the Interim Consolidated Financial Statements

3. Accounting policies

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same account principles and methods of application as used in the latest annual consolidated financial statements and as disclosed in note 2 to Globex's financial statements for the year ended December 31, 2007. These unaudited interim consolidated financial statements should be read in conjunction with the Company's audited annual consolidated financial statements and the accompanying notes included in the 2007 Annual Report.

4. Fair value of financial instruments

The carrying value of cash and cash equivalents, cash restricted for flow-through expenditures, reclamation bonds, accounts receivable, accounts payable and accrued liabilities approximate their fair values due to their immediate or short-term nature. The fair value of marketable securities is based on quoted market prices.

5. Credit risk

The Company does not believe it is subject to any significant concentration of credit risk. Cash and cash equivalents are in place with major financial institutions and corporations.

6. Comparative consolidated financial statements

Certain comparative figures have been reclassified to conform to the presentation adopted in 2008.

7. Cash restricted for flow-through expenditures

Flow-through common shares require the Company to expend an amount equivalent to the proceeds of the issue on prescribed resource expenditures. If the Company does not incur the committed resource expenditures, it will be required to indemnify the holders of the shares for any tax and other costs payable by them as a result of the Company not making the required resource expenditures. As at March 31, 2008, the Company's remaining commitment with respect to unspent resource expenditures under flow-through common share agreements was $1,619,321 (2007 - $2,477,000).

8. Share capital

Authorized and issued

Authorized, unlimited number of common shares, no par value

	2008		2007	
Balance, beginning of year	**17,822,674**	**$ 44,566,116**	16,459,550	$ 38,983,570
Stock options exercised	**10,000**	**3,300**	335,000	375,608
Private placement	-	-	806,724	4,000,007
Mining property acquisition	-	-	210,000	1,155,000
Purchase warrants exercised	-	-	11,400	51,931
Tax benefits renounced - flow-through (i)	-	**(1,070,163)**	-	-
Balance, end of year	**17,832,674**	**43,499,253**	17,822,674	44,566,116

(i) In accordance with EIC 146, the Company recognizes the tax effect of flow through shares issued only when the Company files the renouncement documents with the tax authorities to renounce the tax credit associated with the expenditures. The tax effect of flow through shares issued in 2007 amounts to $1,070,163 and was recorded in January 2008.

As at March 31, 2008, 411,100 (2006 - 411,100) common shares are held in escrow. 375,000 were issued as partial consideration for the Lyndhurst property and cannot be released without consent of the regulatory authorities. The balance of 36,100 common shares were issued as consideration for a property, which has since been abandoned, thus the shares will never be released from escrow.

Notes to the Interim Consolidated Financial Statements

Share purchase warrants

The Company has no warrants issued, exercised or expired during the period.

Stock option plan

Under the Company's stock option plan (the "Plan"), the Board of Directors may from time-to-time grant stock options to directors, officers and employees of, and service providers to, the Company and its subsidiaries. Stock options granted under the Plan may have a term of up to ten years, as determined by the Board of Directors at the time of granting the stock options. Accordingly, 1,105,000 options may be granted in addition to the common share purchase options currently outstanding. Options are granted at an exercise price equal to or greater than the closing quoted market price of the common shares of the Company on the Toronto Stock Exchange for the day immediately preceding the grant date.

A summary of changes in Globex's outstanding stock options is presented below:

	2008		2007	
	Number of options	**Weighted average exercise price**	Number of options	Weighted average exercise price
Balance, beginning of year	**2,415,500**	**$ 1.67**	2,625,500	$ 1.35
Expired	**(100,000)**	**5.03**	(100,000)	1.95
Exercised	**(10,000)**	**0.26**	(335,000)	0.43
Extended	**-**	**-**	100,000	1.95
Granted	**-**	**-**	125,000	5.03
Matured	**(50,000)**	**6.10**	-	-
Balance, end of year	**2,255,500**	**1.43**	2,415,500	1.67

The following table summarizes information about the stock options outstanding and exercisable as at March 31, 2008

	Range of prices	Number of options outstanding and exercisable	Weighted average remaining contractual life (years)	Weighted average exercise price
$	0.20 - 0.34	1,198,000	3.50	$ 0.31
	0.75 - 0.80	500,000	7.53	0.79
	1.95	100,000	2.38	1.95
	3.15 - 4.50	262,500	5.74	4.36
	5.00 - 6.81	195,000	1.67	5.71

Stock-based compensation

The Company uses the fair value method for stock options granted to directors, officers, employees and non-employees. Accordingly, the fair value of the options at the date of grant is charged to operations, with an offsetting credit to contributed surplus, over vesting periods. If and when the stock options are exercised, the applicable amounts of contributed surplus are transferred to capital stock. Globex uses the Black-Scholes model to estimate fair value. The Company has not granted any stock options during the first quarter of 2008.

9. Net earnings (loss) per common share

Basic earnings (loss) per common share are calculated by dividing the net earnings (loss) by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per common share are calculated by dividing the net earnings (loss) by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive securities had been issued during the period.

Notes to the Interim Consolidated Financial Statements

The following table sets forth the computation of basic and diluted earnings per share:

		2008		2007
Numerator				
Net (loss) earnings for the year	$	**2,184,579**	$	(44,981)
Denominator				
Weighted average number of common shares - basic		**17,822,784**		16,505,190
Effect of dilutive shares (i)				
Stock options		**2,255,500**		2,515,500
Weighted average number of common shares - diluted		**20,078,284**		19,020,690
Basic and diluted net earnings per share	$	**0.11**		-

(i) The stock options are not included in the computation of diluted loss per share in 2007 as their inclusion would be anti-dilutive.

10. Joint arrangements

On July 1, 2004, the Company entered into a joint arrangement with Queenston Mining Inc. agreeing to pool the Company's Cadillac - Wood Gold Mine claims and Queenston's adjacent claims, the Pandora gold property. With Globex as operator, the venturers will participate jointly in exploration, development and mining of mineral resources within the expanded property package.

11. Related party transactions

The Company made the payments described below to two shareholders, both of whom are officers and directors of the Company, and to a company controlled by a shareholder. A summary of related party transactions including all remuneration paid out for services provided follows:

		2008		2007
Compensation - Jack Stoch, President and CEO	$	**40,000**	$	22,500
Compensation - Dianne Stoch, Secretary-Treasurer and CFO		**30,000**		18,000
Rent - office, core shack and core storage and equipment		**9,300**		5,300
Cadillac - Wood Gold Mine property option		**-**		425,250
		79,300		471,050

All transactions are in the normal course of operations and are measured at the exchange value, that is, the amount of consideration established and agreed to by the related parties which approximates the arm's length equivalent value and do not include any mark-up.

12. Accumulated other comprehensive income

		2008		2007
Unrealized gains on available-for-sale marketable securities				
Balance, beginning of year	$	**1,530,450**	$	-
2007 changes in accounting policies		**-**		168,216
		1,530,450		168,216
Net change during the year		**(498,770)**		1,362,234
Balance, end of year		**1,031,680**		1,530,450

Notes to the Interim Consolidated Financial Statements

13. Additional information to the cash flow statement

Changes in non-cash working capital items

	2008	2007
Accounts receivable	$ **(363,015)**	$ 176,422
Prepaid expenses	**(42,175)**	30,390
Accounts payable and accrued liabilities	**(349,632)**	(7,401)
	(754,822)	199,410

14. Financial instruments and risk management

Fair value of financial instruments

The carrying value of cash and cash equivalents, cash restricted for flow-through expenditures, reclamation bonds, accounts receivable, accounts payable and accrued liabilities approximate their fair values due to their immediate or short-term nature. The fair value of marketable securities is based on quoted market prices.

The Company accrued option revenue of 3,886,018 shares of First Metals inc., a public company, as consideration of an option revenue contract. Because the shares are restricted to be sold for a period of 4 months, the fair value of the shares was estimated using a valuation technique which incorporates a probability weighted approach applied to discounted future cash flows and the market price of the shares. Based on the independent evaluator report, the fair value of the shares was estimated at $2,695,925 ($0.69375 per share).

Risk management

The Company, through its financial assets and liabilities, has exposure to the following financial risks: credit risk, liquidity risk, foreign exchange risk, and interest rate risk. The following analysis provides a measurement of risks as at the balance sheet date of March 31, 2008.

At March 31, 2008, the Company had $1.1 million in financial instruments, classified as marketable securities on the balance sheet. The Company's remaining cash and cash equivalents and cash restricted for flow-through expenditures are distributed between two Canadian banking institutions, members of the Canadian Deposit Insurance Corporation (CDIC): CDIC, a federal Crown Corporation, insures deposits to a maximum of $100,000 per individual institution.

Credit risk

The Company does not believe it is subject to any significant concentration of credit risk. Cash and cash equivalents are in place with major financial institutions and corporations.

The maximum exposure to credit risk at the reporting date was:

	2008	2007
Cash and cash equivalents	$ **1,693,133**	$ 2,242,511
Cash restricted for flow-through expenditures	**1,619,321**	2,477,000
Accounts receivable	**3,573,260**	514,320
Less non-cash marketable securities included in accounts receivable	**(2,695,925)**	-
	4,189,789	5,233,831

Cash equivalents and restricted cash for flow-through expenditures mature between 30 and 90 days from the date of the investment with an average interest rate of 3.7% (2007 - 3.9%).

Notes to the Interim Consolidated Financial Statements

Accounts receivable are mainly made up of taxes receivable and receivables from government authorities. As these receivables arise from legislative measures they do not represent a high credit risk. Allowance for doubtful accounts was nil in Q1 2008 and $4,000 in 2007.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage, as outlined in note 15 "Capital Disclosures". It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors reviews and approves the Company's operating and capital budgets, as well as any material transactions out of the ordinary course of business. The Company has financed its exploration and mining activities through flow-through shares, operating cash flows and the utilization of its liquidity reserves.

Contractual maturities of financial liabilities are all under one year.

Foreign exchange risk

As at March 31, 2008, the Company has no US dollars.

Interest rate risk

The Company is not exposed to a significant interest rate risk since the Company has no credit facility.

The large majority of the cash and cash equivalents and cash restricted for flow-through expenditures is invested in Canadian dollar denominated short term instruments with fixed interest rates.

Only the interest revenue arising from the balance of operating cash accounts is therefore subject to interest rate fluctuations.

Based on the balances outstanding during the period ended March 31, 2008, a 1% increase (decrease) in the interest rate index would have no significant impact on earnings before income taxes.

15. Capital Disclosure

The Company is currently not subject to externally imposed capital requirements. The Company defines its capital as being constituted by its shareholders' equity. The Company manages its capital structure based on the relationship between the cash surplus, itself composed of financial liabilities, net of cash and cash equivalents, cash restricted for flow-through expenditures and shareholder's equity.

The company's capital management objectives are to :

i) Have sufficient capital to be able to meet the Company's mining properties exploration and mining development plan in order to ensure the growth of the activities.

ii) Have sufficient access to liquidity to fund the exploration expenses and the working capital requirements.

The Company monitors capital on the basis of the cash surplus to equity ratio. These ratios at March 31, 2008 and December 31, 2007 were as follows:

	2008	2007
Cash and cash equivalents	**$ 1,693,133**	$ 2,242,511
Cash restricted for flow-through expenditures *(note 6)*	**1,619,321**	2,477,000
	3,312,454	4,719,511
Exploration expenditure obligations	**(1,619,321)**	(2,477,000)
Cash surplus	**1,693,133**	2,242,511
Shareholders' equity	**15,260,055**	14,641,809
Cash surplus / Shareholders equity	**0.11 : 1**	0.15 : 1

Ref.: File no. 82-4025

Globex Mining Enterprises Inc.

GMX - TORONTO STOCK EXCHANGE
G1M - FRANKFURT STOCK EXCHANGE

GLOBEX

86 14th Street
Rouyn-Noranda
Quebec J9X 2J1 Canada

Telephone: 819.797.5242
Fax: 819.797.1470
info@globexmining.com

2009 MAY 29 A 5:37

May 13, 2009

VIA SEDAR
Projet SEDAR No: 1398531

To: **Autorité des marchés financiers**
Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission

Subject: **Globex Mining Enterprises Inc. ("Globex")**

Dear Sirs:

At the request of the Autorité des marchés financiers, we have re-issued the December 31, 2008 MD&A, modifying two (2) sections entitled ***Disclosure Controls and Procedures*** and ***Internal Control over Financial Reporting,*** to conform with Multilateral Instrument 52-109.

Yours truly

"Signed"
Jack Stoch
President and Chief Executive Officer

Ref.: File no. 82-4025

Management Discussion and Analysis

THE ANNUAL INFORMATION FORM (AIF) CONTAINS A DETAILED DISCUSSION OF THE NUMEROUS PROPERTIES HELD BY THE COMPANY.

Overview

Globex is a development stage Canadian mining exploration company with a large portfolio of early to mid-stage exploration and development properties. Numerous properties are being actively explored by Globex or its option partners. One property, on which the Company holds royalties, is now in production and several other projects are currently subject to due diligence. The Company seeks to create shareholder value by acquiring properties, enhancing and developing them for optioning, joint venturing or vending, with the ultimate aim of production. Optioning exploration properties is one of the strategies Globex employs to manage its extensive mineral property portfolio as well as to conserve cash. This model allows Globex to acquire hard cash while ensuring its properties are being explored and still retaining an interest in any future production. The term option as related to Globex property deals should be understood as follows: In exchange for a number of annual cash and/or share payments and an annual monetary work commitment on the property, Globex grants the Optionee the right to acquire an interest in the optioned property. An agreement typically has a multiple year term with escalating annual payments and exploration work commitments. All conditions of the agreement must be met before any interest in the property accrues to the Optionee. Generally, the option contract automatically terminates if any single payment or annual work commitment is not met. Assuming all conditions of the option agreement are satisfied, Globex would retain a Gross Metal Royalty (GMR) or other carried interest in the property. Outright property sales may also include cash and/or shares and some form of royalty interest payable when projects achieve commercial production.

Globex Mining Enterprises Inc. trades on the Toronto Stock Exchange under the symbol GMX, in Europe on the Frankfurt, Munich, Stuttgart, Berlin and Xetra exchanges under the symbol G1M and GLBXF on the OTCQX International in the USA.

Economic Conditions

Current financial conditions globally have been subjected to increased volatility and numerous financial institutions have either filed for bankruptcy or have been rescued by governmental authorities. Access to financing has been negatively impacted by both sub-prime mortgages and the liquidity crisis affecting the asset-backed commercial paper market. These factors may impact the ability of the Company to obtain loans and other credit facilities in the future and, if obtained, on terms favourable to the Company. If these increased levels of volatility and market turmoil continue, the Company's operations, financial conditions, results of operations and share price could be adversely impacted.

The junior mining exploration industry is a business which is inherently high risk. It is a historically cyclical business that requires aggressive yet prudent management. Despite predictions of an unusually long up-cycle for metal (high demand, low inventories, high prices), the market, driven by the real economic forces discussed above and, fear, turned so quickly that many mining companies barely got to production before they had to fight for survival or face bankruptcy. For Globex, the loss of expected revenue sources, First Metals Inc. and Strategic Resource Acquisition Corporation, has had a major impact on forward planning for the Company. A number of other unlisted juniors, to whom we optioned properties, were unable to secure financing and are working diligently to keep their companies afloat.

Exploration Activities and Mining Properties

The Company, to the best of its ability, conducts exploration activities in compliance with "Exploration Best Practices Guidelines" established by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) standards with exploration programs planned and managed by "Qualified Persons" who ensure that QA/QC practices are consistent with National Instrument 43-101 standards. On all projects, diamond drill core is marked up by a geologist and subsequently cut in half, with one-half of the core analyzed, in the case of gold, by standard fire assay with atomic absorption or gravimetric finish at an independent, registered commercial assay laboratory. The second-half of the drill core is retained for future reference. Other elements are determined in an industry acceptable manner, for either geochemical trace signatures or metal ore grades.

However, according to National Instrument 43-101, none of Globex's numerous properties is considered a material property. Under the regulation, the loss of a material property would cause at least a 10% drop in the share price of

the Company: At this point in time, we believe the loss of any single Globex property would have little or no effect on our share price. Because Globex has no material properties, we are not obliged to produce NI 43-101 reports for each of them. We are not unhappy with this classification as producing a NI 43-101 report is time-consuming, expensive and simply not warranted on all of our properties. We will, when we determine reasonable, produce NI 43-101 reports and file them on SEDAR: On March 19, 2008 under SEDAR project no. 01231711 and in conjunction with our partners Queenston Mining Inc., we filed a Technical Report for the Mineral Resource Estimate, Ironwood project, Cadillac Township, Quebec.

In the future, as previously, when discussing historical resource calculations available in the public domain regarding our properties, we will include source, author and date, and if appropriate, cautionary language stating that:

- *A qualified person has not done sufficient work to classify the historical estimate as current mineral resources or reserves;*
- *The issuer is not treating the historical estimate as current mineral resources or mineral reserves; and*
- *The historical estimate should not be relied upon. In addition, the source and date of the historical estimate will be given.*

As at December 31, 2008 deferred exploration expenditures at $4,177,849 exceeded 2007 exploration spending of $2,980,175. Globex's 2008 commitment to flow-through spending in 2009 is now $561,039. Mining property taxes totalled $41,736 (2007 - $57,361).

There were several highlights in 2008. First, Globex signed a binding Letter of Intent (the "LOI") with the hydrometallurgical research firm, Drinkard Metalox Inc., pertaining to Globex's magnesite-talc property near Timmins, Ontario. Under the LOI, a joint venture was formed (75% Globex and 25% Drinkard Metalox) in order to perform test work, and if successful, monetize a patented hydrometallurgical process to produce magnesium compounds and high brightness talc from the property. During the third quarter of 2008, laboratory scale test was completed. Results were positive and test work moved on to the next phase; bench scale testing. Globex engaged Aker Metals, a division of Aker Solutions Canada Inc., to oversee the application of the process technologies.

Seventeen (17) drill holes, totalling 2,127metres (TM-05 to TM-21 inclusive) were completed on sections 8+50E, 9+50E and 10+50E, within the core, central area of the Timmins talc-magnesite deposit. Field work was conducted during October to December 2008 and concentrated on stratigraphic drilling of the main southern magnesite lens, in the area of the Pamour Pit, for magnesite, talc, MgO (wt%) grades and mineralogical zonation studies. A stratigraphic fence was also completed to examine the northern magnesite zone on section 10+50E. Laboratory analysis of samples from this work is still underway.

On November 3, 2008, Globex announced the engagement of KPMG Corporate Finance LLC as exclusive financial advisor to help arrange financing for Globex's magnesite-talc project. KPMG has assigned a dedicated team to work with us to move the program toward production.

First Metals Inc. (FMA) achieved commercial production at Globex's royalty generating Fabie Bay copper-silver deposit north of Rouyn-Noranda, Quebec. First Metals as per our contract, issued 3,886,018 First Metals shares to Globex representing 10% of their issued capital thus making Globex their largest shareholder. In addition to mining the Fabie Bay deposit, First Metals was drilling off the adjacent Magusi Deposit and performed geotechnical work in order to prepare it for production. They received the permit allowing them to sink a ramp on the zone, bulk sample and prepare it for commercial production. But due to falling base metal prices, after installation of a portal, the operation was halted pending recovery of metal prices. In a press release dated February 9, 2009, FMA released a mineral resource estimate as at October 31, 2008 for the Magusi deposit based on an NI 43-101 report by Scott Wilson Roscoe Postle Associates Inc.

At Globex's Russian Kid gold royalty property west of Rouyn-Noranda, Quebec, Rocmec Mining Inc. installed a 75 tonne per day underground mill, which is currently operating 24 hours per day, treating inventoried mineralized rock. Following a successful 3 month test period, Rocmec plans to operate the mill 5 days per week year around. The first shipment of gold concentrate went to the Johnson-Matthey refinery on March 18, 2009. Globex holds a royalty on all production from the Russian Kid property.

Plato Gold Corporation completed their 5,000 metre drill program on Globex's Nordeau properties. Results were reported in Plato's quarterly report as being mixed. More work is planned. On March 17, 2009, Plato Gold Corporation filed a NI 43-101 complaint Technical Report on SEDAR for the Nordeau properties.

Plunging zinc prices negatively affected the viability of Strategic Resource Acquisition Corporation's zinc mine in Tennessee, on which Globex holds a royalty interest. This led to the closing of the mine in the fourth quarter. The fate of the mine is uncertain at this point as zinc prices have continued to fall into the fourth quarter and on January 15, 2009, SRA sought court protection.

Globex reviewed the results of work recently undertaken on its 20,000 hectares Hunters Point property and decided to drill one shallow, mineralized occurrence in a 6 hole (324 metres) program which commenced in the fourth quarter. Former property optionee, Noront Resources Ltd., had undertaken significant geophysical and geological exploration on the property with the discovery of important uranium, gold and rare earth occurrences. Recently received assays did not substantiate the initial surface results. More work is planned.

Our partners completed due diligence on Globex's Blackcliff, Grandroy and Bateman Bay properties in the fourth quarter. Ressources minières Processor inc. has begun to purchase equipment in order to install a mill in Chibougamau to treat Bateman Bay and Grandroy mineralization. Processor has not succeeded in meeting its contractual obligation of being listed, but is proposing a merger with other juniors to facilitate the listing requirement.

At Globex's Wood-Pandora 50/50 joint venture property with Queenston Mining Inc., metallurgical test work was completed by SGS Lakefield Research Limited. A final draft of the report was received during November, 2008. Laboratory recovery rates from metallurgical test work are reported to be above expectations. Also, 2,818 metres of infill drilling was conducted at the Ironwood gold deposit with initial results released in a press release dated July 9, 2008. Drill intersections of up to 15 metres grading 15.27 g/t, Au (0.45 oz/t Au over 49.2 feet) were reported, confirming and detailing the continuity of gold values between previously reported holes. A National Instrument 43-101 compliant technical report was received at the end of February for the Cadillac Township, Quebec, Ironwood gold deposit. The report dated February 26, 2008, estimates that 243,200 tonnes of an "Inferred Mineral Resource" estimate has been outlined grading 17.26 grams per tonne gold. This report was filed on SEDAR under project no. 01231711 on March 19, 2008.

Line cutting was completed on the Lyndhurst base metal project in Destor and Poularies townships, Quebec, in late 2007. In 2008, an advanced, deep sensing, induced polarization (IP), resistivity and magnetotelluric resistivity (MT) survey contract was completed by Quantec Geoscience Inc. The Titan 24 survey covered the previously shallowly mined Lyndhurst shaft area as well as the deep massive sulphide "Moses Zone" discovery. Review and compilation, was completed on the known shallow massive sulphide mineralization in the area of the Lyndhurst shaft. In the area of the # 1 Copper Silica Zone, stripping, mapping and sampling were completed. In the fourth quarter diamond drilling was started in the area of the old mine, based upon the results of the compilation work. A total of 8 diamond drill holes representing 2,941 metres of work was completed on the mining concession and on claims west (2 holes) and east (1 hole) of the concession, prior to year end.

A preliminary analysis of the high grade Rousseau gold deposit led to further drilling below the known zone which was started in the fourth quarter. In total, 3 diamond drill holes representing 411 metres of work were completed.

Initial diamond drilling on claims covering the former Eagle Mine was completed in November 2008. Two holes, totalling 1,509 metres, tested the extension of an historical gold intersection. The results were disappointing.

The field work component of exploration on the Parbec gold project in Malartic Township, Quebec was completed in late February 2008. Six diamond drill holes totalling 3,722 metres were done in widely spaced drilling on the gold localizing Larder-Cadillac fault structure. This shear hosts three zones of gold mineralization at its northern boundary. In addition the property has a 580 metre long decline which was driven by previous operators to a vertical depth of about 100 metres in the southern wall rock of this shear structure. Assays results were not encouraging. The new data will be incorporated into Globex's data base in order to define additional drill targets. Maps and reports of geophysical work carried out by Larder Geophysics have been received, consisting of a ground magnetometer survey and combined induced polarization (IP) and resistivity surveys. No economic gold intersections were encountered in this wide spaced drill program.

An agreement to option a base metal project in the Cheticamp area of the Cape Breton Highlands of Nova Scotia was completed. Diamond drill testing of the project began in July. A total of 10 diamond drill holes for 828 metres were completed. The drill equipment was moved to the French Village project, also in Nova Scotia, in order to test an area of historical trenching with 4 diamond drill holes totalling 766 metres of work. Several narrow mineralized zones were encountered at the Cheticamp project, while broad anomalous base metal values were found at the French Village project.

Diamond drilling activities on the Normetal project wrapped up early in January 2008. Drill site rehabilitation work was carried out in the spring and early summer. While zones of mineralization were intersected, in the areas tested, neither the grade nor tonnage justifies additional work.

In February 2008, the Company did 605 metres of diamond drilling to investigate the Zulapa copper-nickel zone at our Tiblemont project. Wide zones of anomalous nickel-copper were intersected.

The Company returned to the Beauchastel-Rouyn project and carried out diamond drilling operations on the South claim block during the period of October to December 2008. In total, four drill holes for 3,210 metres were completed. Geological logging activities and sampling continued into January 2009. This work continued the widely

spaced stratigraphic testing of the Larder-Cadillac Break structure under the Proterozoic sediment cover of the Kekeko Hills that was started in 2001. Assay results are mainly still pending from these exploration activities.

Grassroots project generation activities continued in 2008. A helicopter-borne electromagnetic and magnetometer survey that began in November 2007 was completed in January 2008. Reports from Geotech Limited of their VTEM survey result covering the Joutel camp and south area for 3,923 line-kilometers and several small grids covering the Vauze and Lyndhurst base metals projects, was received in April 2008. In addition, an airborne Full Tensor Gravity Gradiometry (Air-FTG) survey by Bell Geospace was commissioned. Data collection began late in the year and wrapped-up early in January 2009. The FTG survey was being flown over the Company's base metal Tonnancour and Lyndhurst projects, with the objective of searching for deeply buried massive sulfide targets.

Due to a continuing access dispute with the surface rights owner at Grand Calumet, Hawk Uranium Inc. has been unable to meet its exploration commitments. The Company has suspended option payments pending resolution of the problem.

Qualified Person

All scientific and technical information contained in this management's discussion and analysis was prepared by the Company's geological staff under the supervision of Jack Stoch, President and CEO, who is a qualified Person under NI 43-101.

Results of Operations

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and all monetary values are expressed in Canadian dollars unless otherwise expressly stated.

Selected Annual Information

Years ending December 31,		2008		2007		2006
Total assets	$	16,201,306	$	16,324,219	$	8,139,230
Current liabilities		1,056,026		981,617		178,255
Future income and mining taxes		2,997,668		700,793	$	-
Total revenues		1,871,614		1,179,768		2,105,570
Net earnings (loss)		(1,130,554)		(898,403)		662,077
Net earnings (loss) per share - basic and diluted	$	(0.06)	$	(0.05)	$	0.04
Weighted average number of common shares - basic		18,059,102		16,932,130		15,760,998
Weighted average number of common shares - diluted		18,059,102		16,932,130		18,387,898

In December 2008, the Company finalized the recommendation for fair market value (FMV) of an independent evaluator for the 3,886,018 shares received from First Metals Inc. (FMA). Originally, the FMA shares were valued at the market price of $1.00 per share, adding $3,886,018 to our revenue. Before the shares became free-trading (available for sale), the market price fell to the $0.65 range. By November 2008, development was halted at Magusi and mining at Fabie was suspended in December 2008. On January 8, 2009, First Metals Inc. filed a Notice of Intention to Make a Proposal under the Bankruptcy and Insolvency Act., to facilitate its ability to implement a restructuring plan. Protection has been extended until March 23, 2009 and further extended to April 17, 2009. FMA shares are currently trading in the 1-2 cent range. At December 31, 2008, we held 2,713,018 FMA shares with a market value of $67,825. The difference between the market value and the finalized FMV, $1,814,331, included in comprehensive income, was transferred to the statement of earnings because the amount is considered as an "other-than-temporary impairment".

Based on the report of the independent evaluator dated March 19, 2009, we finalized the FMA transaction, correcting its value in first quarter 2008, and restating the quarterly information contained in this MD&A. As a result of finalizing this transaction, the net contribution to revenue before taxes from the FMA shares is $102,055.

The company reported net loss of $1,130,554 for the year 2008, compared to a net loss of $898,403 in 2007.

Revenue of $1,871,614 (2007 - $1,179,768) included option income totalling $3,202,391 (2007 - $221,500). Option income included, 3,886,018 shares of First Metals Inc. (FMA) valued at $0.69 per share and $250,000. In addition, Plato Gold Corp. continued the Vauquelin township option with payments of $150,000 and 500,000 shares of Plato Gold Corp. valued at $0.01 per share; C2C Inc. and Animiki Mining Corporation Ltd.'s option of the Blackcliff

property, Malartic township, contributed $80,000 and 100,000 shares of C2C Gold Inc. valued at $0.10 per share; and a new option agreement with Ressources minières Processor inc. for the Bateman Bay and Grandroy properties in McKenzie and Roy townships, added $60,000 to option income.

Partial sales of mineral properties are accounted for by applying the proceeds from such sales to the carrying costs of the property and reducing these costs to zero prior to recognizing any gains. Shares received under option agreements are valued at fair value on the contract date.

Metal royalty income totalled $1,008,194 (2007 - $125,277). On April 25th, 2008, First Metals announced the achievement of commercial production effective March 1st, 2008, adding $963,307 to royalties for the year. Refer to a detailed discussion on page 4 of this document.

Metal royalty income from the Tennessee zinc property was $44,887. On October 9, 2008, due to low zinc prices, the Tennessee property was placed on temporary care and maintenance. On January 15, 2009, Strategic Resource Acquisition Corporation ("SRA") reported that SRA and its U.S. subsidiary had filed for court protection in the U.S.A and Canada.

The $717,347 year to date loss on the sale of marketable securities (2007 - $601,029) resulted predominantly from the sale of the following investments:

		2008		2007
Altai Resources Inc.	$	9,255	$	-
First Metals Inc.		(779,540)		-
Gold Bullion Development		2,649		-
Rocmec Mining Inc.		2,368		64,404
Pencari Mining Corporation		(7,470)		43,747
Strategic Resource Acquisition Corporation		55,391		37,594
Noront Resources Ltd.		-		350,006
Rocher Deboule Minerals Corp.		-		50,370
VG Gold Corp.		-		44,930
Other		-		9,978
(Loss) gain on sale of marktable securities		(717,347)		601,029

Interest income of $169,397 (2007 - $186,908) was earned mainly from GIC's, owned to secure committed future exploration programs.

Other income of $23,310 (2007 - $43,752) reflects lower activity on properties where we earn management fees. In 2007, property disposal resulted in a gain of $1,302 (2008 - nil).

Other-than-temporary impairment on marketable security of $(1,814,331) represents the permanent devaluation of the remaining 2,713,018 shares of First Metals Inc. to $0.025, market value at December 31, 2008.

Total expenses in 2008 were $1,726,814 compared to $1,909,201 in 2007. Overall costs were 10% lower than the same period in 2007 due mainly to a reduction in stock-based compensation and payments in 2008 to $300,747 (2007 - $828,864). Other major cost variances resulted from:

Administration costs: Increase of $80,845 over 2007:

> We engaged two marketing firms to enhance our image in the U.S. and Canada - $35,500. The inauguration of the Company's new offices in conjunction with First Metal's Fabie Bay mine opening amounted to $30,500. Advertising and interviews cost $25,200 offset by miscellaneous savings.

Professional fees and outside services: Increase of $310,712 over 2007:

> Senior staff salaries increased $118,000. Audit fees increased $34,500 resulting from additional work due to change of auditors and, prior period tax issue resolution. An independent evaluator was engaged to evaluate the First Metals Inc. shares. KPMG Corporate Finance LLC was engaged as exclusive financial advisor for magnesite-talc project, increased costs by $98,300. Investor relations services account for the remaining increase.

A stronger American dollar and metal royalty settlements in US dollars translated into a gain on foreign exchange of $127,774 (2007 - a loss of $36,728). The Company has Reclamation Bonds in US dollars and maintains limited foreign currency accounts, in US dollars and Euros.

Exploration expense written down in 2008 was $185,143 (2007 - $77,356).

Amortization increased by $10,888 over 2007 from $50,683 to $61,571 in 2008. Property and equipment additions in 2008 were $269,218 (2007 - $309,334). The Company acquired a building and land for core logging and storage facilities, office and exploration equipment.

Summary of Quarterly Results

The following table shows selected results by quarter for the last eight quarters:

	2008				2007			
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Total revenues	$ (2,392,723)	$ 174,448	$ 693,753	$ 3,396,136	$ 341,945	$ 474,997	$ 160,305	$ 202,521
Net earnings (loss)	(3,352,001)	(81,145)	118,013	2,184,579	17,935	(361,594)	(509,763)	(44,981)
Net earnings (loss) per share - basic & diluted	(0.18)	-	0.01	0.11	-	(0.02)	(0.03)	-

Note: Q1 2008 restated

Revenues: Loss of $2,392,723 (2007 – earnings of $341,945), decrease of $2,734,668:

The decrease in revenues is mainly due to the loss on sale of First Metals Inc. shares. The Company sold 1,173,000 FMA shares at $0.03: The book value was $0.69 per share. The other-than-temporary impairment on marketable security of $(1,814,331) represents the loss in value on the remaining investment, 2,713,018 shares of First Metals Inc., from $0.69 to $0.025 per share, the market value at December 31, 2008.

Expenses: Total cost $661,855 (2007 – $155,039), increase of $506,816:

Stock based compensation, $205,555 compared to an adjusted 4th quarter 2007 of $(156,264).
Write down of mineral properties and deferred exploration expenses, $100,475 (2007 - $23,448).
Foreign exchange gain from US currency was $89,863 in 2008-Q4 (2007 - $711).

Administration costs: $202,549 (2007 – $205,035):

An overall reduction in administration costs was offset by a $22,000 increase in marketing costs during the fourth quarter.

Professional fees and outside services: $222,864 (2007 – $59,596) increased by $163,268:

Senior staff salaries increased $29,500. Audit fees increase of $13,200 due to extra work resulting from unique tax issues and continuous disclosure review by the "Autorité des marchés financiers". An independent evaluator was engaged to evaluate First Metals Inc. shares. KPMG Corporate Finance LLC was engaged as exclusive financial advisor for magnesite-talc project - increased costs by $98,300.

Disclosure Controls and Procedures

Management is responsible for the information disclosed in this document and has in place the appropriate information systems, procedures and controls to ensure that information used internally by management and disclosed externally is, in all material respects, complete and reliable. The Chief Executive Officer and the Chief Financial Officer have evaluated the effectiveness of the Company's disclosure controls and procedures as of the end of the year ended December 31, 2008. Based on that evaluation and since the identification and application of new accounting standards was not made in the quarterly financial statements of 2008 within the required period and that is considered a material weakness, they assess that Disclosure Controls and Procedures are ineffective for the year ending December 31, 2008. Consequently, the interim financial statements of 2008 do not disclose the information required to be implemented on January 1st, 2008 by the following sections of the CICA: 1535, Capital disclosure, 3862, Financial Instruments - Disclosures, 3863, Financial Instruments - Presentation and 1400, General Standards of Financial Statement Presentation - going concern. These omissions have no affect on the amounts presented in interim financial statements of 2008. This material weakness has been corrected in this report and in the financial statements for the year ended December 31, 2008.

Internal Control over Financial Reporting

During the year ended December 31, 2008, the Company evaluated the design of internal controls over financial reporting (ICFR) for its operating and accounting systems. As the evaluation of the disclosure controls and

procedures mentioned above, the design of internal controls over financial reporting was evaluated as defined in the Multilateral Instrument 52-109. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that, ICFR are ineffective for the year ending December 31, 2008 since the identification and application of new accounting standards was not made in the quarterly financial statements of 2008 within the required period and that is considered a material weakness. Consequently, the interim financial statements of 2008 do not disclose the information required to be implemented on January 1st, 2008 by the following sections of the CICA: 1535, Capital disclosure, 3862, Financial Instruments - Disclosures, 3863, Financial Instruments - Presentation and 1400, General Standards of Financial Statement Presentation - going concern. This material weakness has been corrected in this report and in the financial statements for the year ended December 31, 2008.

Procedures have been implemented to address this material weakness such as controller's knowledge update on a regular basis about new accounting standards and the intention to reference an external consultant to validate the implementation of new accounting standards from the first quarter of 2009.

Related Party Transactions

All transactions are in the normal course of operations and are measured at the exchange value, that is, the amount of consideration established and agreed to by the related parties which approximates the arm's length equivalent value and do not include any mark-up.

In 2008, the Company made the payments described below to two shareholders, both of whom are officers and directors of the Company, and to a company controlled by a shareholder. A summary of related party transactions including all remuneration paid out for services provided follows:

		2008		2007
Compensation - Jack Stoch, President and CEO	$	**159,996**	$	90,000
Compensation - Dianne Stoch, Secretary-Treasurer and CFO		**120,000**		72,000
Rent - Office, core facility, core storage and equipment		**30,515**		29,338
Purchase - Building and land for core storage		**212,800**		-
Cadillac - Wood Gold Mine property option		**-**		425,250
		523,311		616,588

The Board of Directors increased the annual compensation for Jack Stoch (President and CEO) to $160,000 and to $120,000 for Dianne Stoch (Secretary-Treasurer and CFO) for the 2008 fiscal year. The Board believes that the current compensation is more in line with the remuneration received by officers of mineral exploration peer group companies. In addition, the independent members of the board requested and approved the purchase of the rented core facilities for $212,800, the amount determined by an independent real estate appraiser.

Changes in Accounting Policies

Capital Disclosures

On January 1, 2008, the Company adopted the new Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1535, "Capital Disclosures". This standard establishes guidelines for disclosure of information regarding an entity's capital which will enable users of its financial statements to evaluate an entity's objectives, policies and procedures for managing capital.

Financial Instruments – Disclosures

On January 1, 2008, the Company adopted the new CICA Handbook Section 3862, "Financial Instruments - Disclosures". This section describes the required disclosures related to the significance of financial instruments on the Company's financial position and performance, the nature and extent of risks arising from financial instruments to which the Company is exposed and how the Company manages those risks. This section complements the principles of recognition, measurement and presentation of financial instruments of Section 3855, "Financial Instruments - Recognition and Measurement", Section 3863, "Financial Instruments - Presentation", and Section 3865, "Hedges". The additional disclosures required by this new Standard are provided in the Note "Financial Instruments".

Financial Instruments – Presentation

On January 1, 2008, the Company adopted the new CICA Handbook Section 3863, "Financial Instruments - Presentation". This section retains, unchanged, the standards for presentation of financial instruments as either

liabilities or equity and the related income and expenses which were previously contained in Section 3861 "Financial Instruments - Presentation and Disclosure". The adoption of this standard had no effect on the Company's financial statements.

Going concern
On January 1, 2008, the Company adopted the new CICA Handbook Section 1400, "General Standards of Financial Statement Presentation" to include requirements to assess an entity's ability to continue as a going concern and disclose material uncertainties related to events or conditions that may cast significant doubt upon the entity's ability to continue as a going concern. The adoption of this standard had no effect on the Company's financial statements.

Future Accounting Changes

International Financial Reporting Standards
The Accounting Standards Board of Canada ("AcSB") plans to converge Canadian GAAP for publicly accountable enterprises with International Financial Reporting Standards ("IFRS") over a transition period that will end effective January 1, 2011 with the adoption of IFRS. The AcSB announced on February 13, 2008 that IFRS will be required in 2011 for publicly accountable profit-oriented enterprises. The changeover date is for interim and annual financial statements relating to fiscal years beginning at the latest on January 1, 2011. The Company will convert to these new standards according to the timetable set with these new rules. The Company is currently assessing the future impact of these new standards on its consolidated financial statements. As a small company, this task is onerous. Therefore, outside professional consultants have been engaged to assist with the process of analyzing and addressing the differences between Canadian GAAP and IFRS relevant to Globex. Results of an initial assessment of the impact of the required changes to accounting systems, business processes, and requirements for personnel training and development is anticipated by end of second quarter 2009.

Goodwill and intangible assets
Issued in February 2008, Section 3064, will replace Section 3062, "Goodwill and other intangible assets", and Section 3450, "Research and development costs". Various changes have been made to other sections of the CICA Handbook for consistency purposes including but not limited to the withdrawal of EIC 27 "Revenues and expenditures during the pre-operating period" and updates to AcG-11"Enterprises in the development stage". The new section will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company will adopt the new standards for its interim period and fiscal year beginning January 1, 2009. It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. As at December 31, 2008, the Company is currently assessing the impact of this new policy on its consolidated financial statements.

Credit risk and the fair value of financial assets and financial liabilities
On January 20, 2009, the Emerging Issues Committee (EIC) of the Canadian Accounting Standards Board (AcSB) issued EIC Abstract 173, Credit Risk and Fair Value of Financial Assets and Financial Liabilities, which establishes that an entity's own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. EIC 173 should be applied retrospectively without restatement of prior years to all financial assets and liabilities measured at fair value in interim and annual financial statements for periods ending on or after January 20, 2009 and is applicable to the Company for its first quarter of fiscal 2009 with retrospective application, if any, to the beginning of its current fiscal year. The Company is currently assessing the impact of EIC 173 on its consolidated financial statements.

Financial Instruments and Risk Management

Risk management
The Company, through its financial assets and liabilities, has exposure to the following financial risks: credit risk, liquidity risk, foreign exchange risk, and interest rate risk. The following analysis provides a measurement of risks as at the balance sheet date of December 31, 2008.

As a result of the volatile economic conditions precipitated by the credit crisis, at December 31, 2008, the Company had $3.1 million in financial instruments, fully guaranteed by the Canadian Government, classified as Marketable Securities on the balance sheet. The Company's remaining cash and cash equivalents and cash restricted for flow-through are distributed between two Canadian banking institutions, members of the Canadian Deposit Insurance Corporation (CDIC): CDIC, a federal Crown Corporation, insures deposits to a maximum of $100,000 per individual institution.

Credit risk

The Company does not believe it is subject to any significant concentration of credit risk. Cash and cash equivalents are in place with major financial institutions and corporations.

The maximum exposure to credit risk as at December 31 2008 and 2007 was:

		2008		2007
Cash and cash equivalents	$	**1,140,052**	$	2,242,511
Cash restricted for flow-through expenditures		**561,039**		2,477,000
Accounts receivable		**365,035**		514,320
		2,066,126		5,233,831

Cash equivalent and restricted cash for flow-through expenditures mature between 30 and 90 days from the date of the investment with an average interest rate of 2.4% (2007- 3.9%).

Accounts receivable are mainly made up of taxes receivable and receivables from government authorities. As these receivables arise from legislative measures they do not represent a high credit risk. Allowance for doubtful accounts was $5,051 in 2008 and $4,000 in 2007.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage, as outlined in Note "Capital Disclosures". It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors reviews and approves the Company's operating and capital budgets, as well as any material transactions out of the ordinary course of business. The Company has financed its exploration and mining activities through operating cash flows and the utilisation of its liquidity reserves.

Contractual maturities of financial liabilities are all under one year.

Foreign Exchange Risk

As at December 31, 2008, the Company has cash in US dollars for an amount of $117,176. The Company has estimated that a one percent increase or decrease in the US exchange rate would be insignificant.

Interest Rate Risk

The Company is not exposed to a significant interest rate risk since the Company has no credit facility.

The large majority of the cash and cash equivalents and cash restricted for flow-through expenditures is invested in Canadian dollar denominated short term instruments with fixed interest rates.

Only the interest revenue arising from the balance of operating cash accounts is therefore subject to interest rate fluctuations.

Based on the balances outstanding during the quarter ended December 31, 2008, a 1% increase (decrease) in the interest rate index would have no significant impact on earnings before income taxes.

Capital Disclosures

The Company is currently not subject to externally imposed capital requirements. The Company defines its capital as being constituted by its shareholders' equity. The Company manages its capital structure based on the relationship between the cash surplus, itself composed of financial liabilities, net of cash and cash equivalents, cash restricted for flow-through expenditures and shareholder's equity.

The Company's capital management objectives are to:

- have sufficient capital to be able to meet the Company's mining properties exploration and mining development plan in order to ensure the growth of the activities.
- have sufficient access to liquidity to fund the exploration expenses and investing activities and the working capital requirements.

The Company monitors capital on the basis of the cash surplus to equity ratio. These ratios at December 31, 2008 and December 31, 2007 were as follows:

		2008		2007
Cash and cash equivalents	$	**1,140,052**	$	2,242,511
Cash restricted for flow-through expenditures		**561,039**		2,477,000
		1,701,091		4,719,511
Exploration expenditure obligations		**(561,039)**		(2,477,000)
Cash surplus		**1,140,052**		2,242,511
Shareholders' equity		**12,147,612**		14,641,809
Cash surplus / Shareholders' equity		**0.09 : 1**		0.15 : 1

Mineral properties and deferred exploration expenses

The Company accounts for mineral properties and deferred exploration expenses in accordance with the Canadian Institute of Chartered accountants (« CICA ») Handbook Section 3061, « Property, plant and equipment » (« CICA 3061 »), and abstract EIC-126, « Accounting by Mining Enterprises for Exploration Costs » (« EIC-126 ») of the Emerging issues Committee. CICA 3061 provides for the capitalization of the acquisition and exploration expenses of a mineral property where such costs are considered to have the characteristics of property, plant and equipment. EIC-126 provides that a mining enterprise is not precluded from considering exploration expenses to have the characteristics of property, plant and equipment when it has not established resource reserves objectively and therefore does not have a basis for preparing a projection of the estimated future net cash flow from the property.

The Company capitalizes the acquisition costs of mineral properties and all direct costs relating to exploration on its mineral properties. These costs will be amortized over the estimated productive lives of the properties upon commencement of production using the unit-of-production method. Options or sales of mineral properties are accounted for by applying the proceeds from such sales to the carrying costs of the property and reducing costs to zero prior to recognizing any gains. Costs related to abandoned projects are written off. Mineral property interests, where future cash flows are not reasonably determinable, are evaluated for impairment based on results of exploration work, management's intentions and determination of the extent to which future exploration programs are warranted and likely to be funded. General exploration costs not related to specific properties and general administrative expenses are charged to operations in the year in which they are incurred.

Recovery of carrying value is dependent upon future commercial success or proceeds from disposition of the resource interests. It is reasonably possible, based on existing knowledge that changes in future conditions could require a change in the recognized amounts. Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry norms for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property may be subject to unregistered prior agreements or inadvertent non-compliance with regulatory requirements.

Impairment of long-lived assets

The Company follows the recommendations in CICA Handbook Section 3063 – "Impairment of Long-Lived Assets" and the CICA's Emerging Issues Committee ("EIC") emerging extract EIC-126 – "Accounting by Mining Enterprises for Exploration Costs". Section 3063 requires that the Company review long-lived assets, including mineral properties for impairment. Long-lived assets are assessed for impairment when events and circumstances warrant an assessment. EIC-126 consensus is that a mining enterprise in the development stage is not obliged to conclude that capitalized costs have been impaired due to the absence of a projected estimated future net cash flow from the mining enterprise. Mineral properties in the exploration stage do not have established mineral reserves and a basis for the preparation of a projection of the estimated future net cash flow from the properties does not exist. However, a mining enterprise is required to consider the conditions in Section 3063 for impairment write-down. The conditions include significant unfavorable economic, legal, regulatory, environmental, political and other factors. In addition, management's development activities towards its planned principal operations are a key factor considered as part of the ongoing assessment of the recoverability of the carrying amount of mineral properties. Whenever events or changes in circumstances indicate that the carrying amount of a mineral property in the exploration stage may be impaired, capitalized costs are written down to the estimated recoverable amount.

The Company has sufficient financing in place to meet its exploration property commitments. Globex has the intent and ability to retain its properties until the business climate improves, and although the adverse change in the business climate may result in a delay in the cash flows from properties, this factor alone may not require an impairment test. We review all of our properties annually to determine whether exploration undertaken has eliminated any further viable targets on a property and if yes, the property and all associated exploration costs are written down: Costs related to any property not explored over the past 3 years are also written down.

41% or $3.5 million of our capitalized exploration costs of $8,516,425 relates to work done on predominantly gold hosting properties in the last 3 years. Other properties, such as the Atwater (Hunters Point) contain uranium, gold and rare earths which are still in demand. In addition, a number of our primarily base metals properties have significant gold content. With a strong gold price and weak economy, work on these properties can most likely be financed or the properties can be optioned.

Major exploration work ongoing at our Timmins magnesium-talc project represented 7% of our 2008 exploration budget. KPMG Corporate Finance LLC has been engaged to assist with the financing and marketing of this project.

Shares were issued to acquire the Wood gold property: the issuance of 600,000 common shares between 2003 and 2007 was valued at $2,238,900 or an average price per share of $3.73. An NI 43-101 Technical Report of the Ironwood Project prepared by Consulting Geologist and qualified person Mr. Reno Pressacco, M.Sc.(A), P. Geo. was filed on SEDAR March 19, 2008. It cited an inferred resource estimate of 243,200 tonnes grading 0.50 opt gold. Globex is a joint venture partner with Queenston Mining Inc. on the Pandora-Wood property which includes the Ironwood Project. This project has a book value of $3,884,510, the Company's largest single capital investment.

Stock-based Compensation

Recognition of contribution to the success of the Company through stock-based compensation conserves cash and acts as an incentive for employees and service providers to maintain their high level of participation. The Company records stock options granted using a fair value based method of accounting, the Black-Scholes model, to estimate fair value.

The following weighted assumptions were applied:

	2008	2007
Expected dividend yield	**Nil**	Nil
Expected stock price volatility	**70.9%**	90%
Risk free interest rate	**2.51%**	4.24%
Expected life	**3.36 years**	3.22 years
Total stock-based compensation	**$300,747**	$828,864
Weighted average fair value at grant date	**$0.45**	$3.68

In 2008, the Company granted 650,000 stock options with an assigned fair value of $300,747. The detail of the grant is: 490,000 stock options to service providers, exercisable at an average price of $2.47, with terms between 1 and 5 years and 160,000 to employees and outside directors, exercisable at an average price of $1.01, for a 5 year period. An option originally granted to an employee for 25,000 shares in 2007 was re-priced from $5.03 to $1.01.

The options granted were valued using the Black-Scholes option pricing model, with a volatility rate between 64% and 71%, a dividend yield of 0%, a risk free interest rate between 2.21% and 2.78% and an expected life between 1 and 5 years. Stock options, assigned a fair value of $1,750, were exercised in 2008 and 435,000 stock options with a fair value of $1,008,642, expired and/or cancelled without being exercised.

The Company cautions that the Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions. The Company's stock options are not transferable and cannot be traded, thus the Black-Scholes model may overestimate the actual value of the options that the Company has granted. Further, the Black-Scholes model also requires an estimate of expected volatility. The Company uses its historical volatility rates to calculate an estimate of expected volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore do not necessarily provide a reliable measure of the fair value of the Company's stock options.

Further, the determined fair value is charged to operations with an offsetting amount credited to Contributed Surplus. Upon exercise of an option, the corresponding fair value stored in Contributed Surplus is transferred to Capital Stock, recognizing the fair value cost of the stock issued. It should be noted however, that if an option matures without being exercised, the fair value credited to Contributed Surplus remains in that account ad infinitum.

Capital Stock

As at March 27, 2009, 18,338,074 common shares are issued and outstanding and 2,665,500 stock options remain outstanding for a fully diluted common share capital of 21,003,574.

On July 15, 2008, we closed a 500,000 flow-through share private placement for $2,125,000 with an institutional investor. A fee of 4%, $85,000, was paid to an arm's length financial advisor, Citadel Securities of Halifax, Nova Scotia.

On June 10, 2008, the "Autorité des marchés financiers" granted permission for the release of 375,000 shares from escrow. The interpretation of the escrow agreement, dated November 27, 1987, required commercial production at one of the Globex's properties. This condition was fulfilled by the commencement of commercial production on March 1, 2008 at the Fabie Bay Mine.

25,000 common shares were issued for options exercised.

Under a Normal Course Issuer Bid ("NCIB") approved by the Toronto Stock Exchange ("TSX"), in force from February 15, 2008 to February 14, 2009, we acquired 9,600 common shares of the Company in the market: The shares were subsequently returned to treasury for cancellation. The average cash cost per share was $2.09.

Liquidity and Working Capital

At December 31, 2008, the Company had cash and cash equivalents of $1,140,052 compared to $2,242,511 in 2007 excluding cash restricted for flow-through expenditures of $561,039 (2007 - $2,477,000). With December 2008 working capital of $4,477,128 (December 31, 2007 - $8,956,268) and basic exploration spending commitments, already funded, the Company believes the cash position is adequate to meet current needs. Globex does not have any long-term debt or similar contractual commitments.

Marketable securities of $3,374,634 at December 31, 2008 include shares with a market valuation of $222,293 and term deposits and treasury bonds of $3,152,341, fully guaranteed by the Canadian government.

Risk

Risks beyond the control of the Company come from multiple sources.

Metal Prices: World-wide supply and demand for metals determine metal prices. Lower metal prices reduce exploration activity and thus the terms at which Globex can option its properties. The ability of the Company to market and/or develop its properties and the future profitability of the Company are directly related to the market price of metals. Metal prices also directly affect the revenue stream that Globex anticipates from mines in production. Lower metal prices equal lower or no revenue. Higher metal prices equal higher revenue.

Currency Exchange Fluctuations: Metal prices are quoted in US dollars. A strong US dollar against the Canadian dollar enhances metal revenues when translated to Canadian dollars, causing an equivalent increase in net profits. A weak US dollar shrinks potential metal revenues while mining and exploration costs in Canadian dollars remain constant or actually increase, thus reducing profits. The viability of a mine could be determined by currency fluctuation.

Staff Recruitment and Retention: As a result of the cyclical nature of the business, the lack of job security, it is difficult to find and retain the experienced, competent individuals required to build a company: Salaries, benefits, working conditions and challenge must be competitive.

Option Revenue: Option contracts taken to term can appear extremely lucrative. However, if exploration results are poor in year 1, the property may be returned after only a single payment. These negative results may further, mean share payments received by the Company lose value. If the main target of a particular property is drilled with negative results, the property may cease to have exploration potential and thus the ability to generate future option revenue.

Success of Partners: The outcome of efforts by joint venture, option and royalty partners has a significant effect on the Company's profitability. If they are successful in achieving their goals in a timely and cost-efficient manner, the Company will benefit. Should they fail financially, technically or for other reasons, we will be negatively affected.

Government Legislation and Taxation: Flow-through financing, combined with provincial tax credits for exploring in Quebec, are potentially important sources for financing exploration programs. Any material changes in these programs could adversely affect the Company's operations.

Finding and Developing Economic Reserves: The recoverability of amounts capitalized for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development, and future profitable production or proceeds from the disposal thereof.

Other risks the Company faces are: renegotiation of contracts, permitting, reserves estimation, environmental factors, governments not enforcing access laws and various other regulatory risks.

Forward-looking Statements

This document may contain forward-looking statements reflecting the management's expectations with respect to future events. Such forward-looking statements are dependent upon a certain number of factors and are subject to risks and uncertainties. Actual results may differ from those expected. The Company's management does not assume any obligation to update or revise these forward-looking statements as a result of new information or future events except as required by law.

Outlook

There has been a dramatic shift in the parameters which determine the future of Globex. Over the last six months of 2008, the assets which most positively determined the cash flow of Globex evaporated with the steep decline in base metal prices. Both Strategic Resource Acquisition Corporation which was producing zinc at our Tennessee royalty property, and First Metals Inc., producing copper at our Fabie Bay copper royalty property, sought court protection to enable restructuring. SRA is unlikely to survive with the asset intact and the future of First Metals is up in the air at this point. What is clear is that in the short term, we cannot expect revenue from those properties in 2009. In fact, the royalty on the SRA project is in jeopardy as we must see how the U.S. court process deals with royalties.

On a positive note, Rocmec Mining Inc. has started processing Russian Kid (Rocmec I) gold ore at their newly installed mill. Globex maintains a 5% Gross Metal Royalty on the first 25,000 ounces produced and 3% on all subsequent production. The first shipment of gold concentrate went to the Johnson-Matthey refinery on March 18, 2009. If successful, this could be the start of a long term revenue stream from this property.

A large amount of unrealized potential value in Globex rests with our magnesium-talc project located near Timmins, Ontario. Metallurgical test work is ongoing with positive results to date. Drinkard Metalox Inc., our 25% partner, has been doing the metallurgical test work and is very pleased with the results and progress to date. KPMG Corporate Finance LLC has been working hand in hand with us to position Globex to tap the sources of funding required to reach a bankable feasibility study and bring the project to production if warranted.

Metallurgical test work on our Ironwood gold ores has shown that recoveries of up to 95% are possible. A potential site for the sinking of a ramp access to the gold zone has been located and condemnation drilling has indicated no problems with the rock. Efforts now are directed toward finding an appropriate place to treat the ore. At the same time, we are reviewing the existing data with an eye to additional exploration on the property.

A large number of properties were prospected and received first pass exploration in 2008. In 2009, we intend to proceed to the next phase of exploration which will consist of geophysics, geology and diamond drilling.

In addition, a number of our option partners intend to do additional work on properties under option.

Lastly, we expect that if gold prices continue to rise, we will be able to enter into options on a fair number of our gold projects, augmenting our revenue, advancing exploration and increasing asset value.

Additional Information

This analysis should be read in conjunction with the most recent financial statements. Financial information about the Company is contained in its comparative financial statements for the fiscal years ended December 31, 2008 and 2007 and additional information about the Company, including the Annual Information Form (AIF), is available on SEDAR at www.sedar.com. Further, the Company posts all publicly filed documents, including the AIF and the Management Discussion and Analysis, on its website www.globexmining.com in a timely manner.

If you would like to obtain, at no cost to you, a copy of the 2008 and/or 2007 Management Discussion and Analysis, please send your request to:

Globex Mining Enterprises Inc.
86, 14th Street, Rouyn-Noranda, Quebec J9X 2J1
Telephone: 819.797.5242 Telecopier: 819.797.1470
Email: dstoch@globexmining.com

Authorization

The contents and the dissemination of this Management's Discussion and Analysis have been approved by the Board of Directors of the Company.

(Signed)
Jack Stoch
Director

(Signed)
Dianne Stoch
Director

DATED at Rouyn-Noranda, Quebec
May 13, 2009

Ref.: File no. 82-4025

2009 MAY 29 A 5:

GLOBEX MINING ENTERPRISES INC.

COMPLEMENT OF INFORMATION TO MANAGEMENT PROXY CIRCULAR DATED MARCH 27, 2009 (the "**Proxy Circular**")

SEDAR project: 1398499

A) The Summary Compensation Table on page 6 of the Proxy Circular should be substituted with the following table:

Name and Principal Occupation	Year	Salary ($)	Share-Based Awards ($)	Option-Based Awards ($)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All other Compensation ($)	Total Compensation ($)
					Annual Incentive Plans ($)	Long-Term Incentive Plans ($)			
Jack Stoch, President and Chief Executive Officer	2008	160,000(1)	N/A	N/A	N/A	N/A	N/A	N/A	160,000
Dianne Stoch, Secretary-Treasurer and Chief Financial Officer	2008	120,000(2)	N/A	N/A	N/A	N/A	N/A	N/A	120,000

Notes:
(1) Mr. Stoch is compensated for acting as President and Chief Executive Officer of the Company through a management services agreement between Jack Stoch Geoconsultant Services Ltd., a company controlled by Mr. Stoch, and the Company. The figures presented in this table represent the management fee paid to Jack Stoch Geoconsultant Services Ltd.
(2) Mrs. Stoch is compensated for acting as Secretary-Treasurer and Chief Financial Officer of the Company through a management services agreement between Mrs. Stoch and the Company. The figures presented in this table represent the management fee paid to Mrs. Stoch.

B) The Directors Summary Compensation Table on page 7 of the Proxy Circular should be substituted with the following table:

Name	Fees earned ($)	Share-based awards ($)	Option-based awards(1) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Ian Atkinson	3,000	N/A	29,791	N/A	N/A	N/A	32,791
Chris Bryan	3,000	N/A	29,791	N/A	N/A	N/A	32,791
Joel Schneyer	3,000	N/A	29,791	N/A	N/A	N/A	32,791
Total	**9,000**	**N/A**	**89,373**	**N/A**	**N/A**	**N/A**	**98,373**

Notes:
(1) In determining the fair value of options awarded, the Black-Scholes methodology, an established method, was used with the following hypothesis: (i) risk-free interest rate: 2.21%; (ii) expected volatility in the market price of the common shares: 70%; (iii) expected dividend yield: 0%; and (iv) expected life: five years. The fair value per option, established on the basis of such methodology, is $0.596.

Ref.: File no. 82-4025

Globex Mining Enterprises Inc.

GMX - TORONTO STOCK EXCHANGE
G1M - FRANKFURT STOCK EXCHANGE

GLOBEX

86 14th Street
Rouyn-Noranda
Quebec J9X 2J1 Canada

Telephone: 819.797.5242
Fax: 819.797.1470
info@globexmining.com

May 13, 2009

VIA SEDAR
Projet SEDAR No : 1398499

To: **Alberta Securities Commission**
British Columbia Securities Commission
Ontario Securities Commission

Subject: **Globex Mining Enterprises Inc. ("Globex")**

Dear Sirs:

At the request of the Autorité des marchés financiers, in conformity with Form 51-102F6 of NI 51-102 Continuous Disclosure Obligations and effective for periods ended on or after December 31, 2008, we have issued a supplementary schedule modifying The Executive Summary of Compensation and The Directors Summary of Compensation Tables in the Management Proxy Circular dated March 27, 2009.

Furthermore, please note that one of the substituted tables, namely the one shown on page 7 of the Management Proxy Circular, contained a mistake with respect to the expiration date of the options granted. The expiration date should have been October 9, 2013.

Yours truly

"Signed"
Jack Stoch
President and Chief Executive Officer

Ref.: File no. 82-4025

RECEIVED
2009 MAY 29 A 5:25

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

FULL CERTIFICATION

I, Jack Stoch, President and Chief Executive Officer of Globex Mining Enterprises Inc., certify the following:

1. **Review:** I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of ***Globex Mining Enterprises Inc.,*** (the "issuer") for the interim period ended **March 31, 2009.**

2. **No misrepresentations:** Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3. **Fair presentation:** Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4. **Responsibility:** The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings, for the issuer.

5. **Design:** Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer and I have, as at the end of the period covered by the interim filings

   (a) designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

      (i) material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

      (ii) information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

   (b) designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1 **Control framework:** The control framework the issuer's other certifying officer and I used to design the issuer's ICFR is Internal Control over Financial Reporting – Guidance for Smaller Public Companies published by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2 **N/A**

5.3 **N/A**

6. **Reporting changes in ICFR:** The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on **January 1, 2009** and ended on **March 31, 2009** that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Date: **May 15, 2009**

"Signed"
Jack Stoch
President and Chief Executive Officer

Ref.: File no. 82-4025

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

FULL CERTIFICATION

I, Dianne Stoch, Secretary-Treasurer and Chief Financial Officer of Globex Mining Enterprises Inc., certify the following:

1. **Review:** I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of ***Globex Mining Enterprises Inc.,*** (the "issuer") for the interim period ended **March 31, 2009.**

2. **No misrepresentations:** Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3. **Fair presentation:** Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4. **Responsibility:** The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings, for the issuer.

5. **Design:** Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer and I have, as at the end of the period covered by the interim filings

   (a) designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

   (i) material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

   (ii) information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

   (b) designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1 **Control framework:** The control framework the issuer's other certifying officer and I used to design the issuer's ICFR is Internal Control over Financial Reporting – Guidance for Smaller Public Companies published by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2 **N/A**

5.3 **N/A**

6. **Reporting changes in ICFR:** The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on **January 1, 2009** and ended on **March 31, 2009** that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Date: **May 15, 2009**

"Signed"
Dianne Stoch
Secretary-Treasurer and Chief Financial Officer